                                                              File No. 333-61001



              As filed with the Securities and Exchange Commission
                               on October 19, 1998


================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6



              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                 SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

A.     Exact name of Trust:

       NASDAQ GOLD(SM) TRUST, SERIES l

B.     Name of Depositor (Sponsor):

       INVESTMENT PRODUCT SERVICES, INC.

C.     Complete address of Sponsor's principal executive offices:

       INVESTMENT PRODUCT SERVICES, INC.
       c/o THE NASDAQ STOCK MARKET, INC.
       1735 K Street, N.W.
       Washington, D.C.  20006

D.     Name and complete address of agent for service:

       John L. Jacobs
       INVESTMENT PRODUCT SERVICES, INC.
       c/o THE NASDAQ STOCK MARKET, INC.
       1735 K Street, N.W.
       Washington, D.C.  20006

       Copy to:
       David M. Mahle
       JONES, DAY, REAVIS & POGUE
       599 Lexington Avenue, 32nd Floor
       New York, New York 10022

E.     Title and amount of securities being registered:

       An indefinite number of units of beneficial interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

F.     Approximate date of proposed sale to public:

       AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
       REGISTRATION STATEMENT.

       [ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                         NASDAQ GOLD(SM) TRUST, SERIES 1

                              Cross Reference Sheet

                            Pursuant to Regulation C
                  Under the Securities Act of 1933, as amended

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus in Form S-6)


Form N-8B-2                                                          Form S-6
Item Number                                                          Heading in Prospectus
-------------                                                        -----------------------
                    I. Organization and General Information
                    ---------------------------------------
l.   (a)  Name of Trust.............................................  Prospectus Front Cover

     (b)  Title of securities issued................................  Prospectus Front Cover

2.   Name, address and Internal Revenue Service Employer              Sponsor
     Identification Number of sponsor...............................

3.   Name, address and Internal Revenue Service Employer              Trustee
     Identification Number of trustee...............................

4.   Name, address and Internal Revenue Service Employer              *
     Identification Number of principal underwriter.................

5.   State of organization of Trust.................................  Prospectus Summary - The
                                                                      Trust

6.   (a)  Dates of execution and termination of Trust
          Agreement.................................................  Prospectus Summary - The
                                                                      Trust; Prospectus Summary -
                                                                      Termination; The Trust;
                                                                      Administration of the Trust -
                                                                      Termination
     (b)  Dates of execution and termination of Trust
          Agreement.................................................  Same as set forth in 6(a)

7.   Changes of name................................................  *

8.   Fiscal Year....................................................  *

9.   Material Litigation............................................  *


---------------

*      Not applicable, answer negative or not required.

       II. General Description of the Trust and Securities of the Trust
       ----------------------------------------------------------------

10.  (a)  Registered or bearer securities...........................  The Trust - Book-Entry-Only
                                                                      System

     (b)  Cumulative or distributive................................  Prospectus Summary -
                                                                      Distributions

     (c)  Rights of holders as to withdrawal or redemption..........  Prospectus Summary -
                                                                      Redemption; Redemption of
                                                                      Nasdaq GOLD;
                                                                      Administration of the Trust -
                                                                      Rights of Beneficial Owners

     (d)  Rights of holders as to conversion, transfer, etc.........  Prospectus Summary -
                                                                      Redemption; Administration
                                                                      of the Trust - Register of
                                                                      Ownership and Transfer; -
                                                                      Rights of Beneficial Owners;
                                                                      Redemption of Nasdaq
                                                                      GOLD

     (e)  Lapses or defaults in principal payments with respect       *
          to periodic payment plan certificates.....................

     (f)  Voting rights.............................................  Administration of the Trust -
                                                                      Voting

     (g)  Notice to holders as to change in:

          (l)  Composition of Trust assets..........................  *

          (2)  Terms and conditions of Trust's securities...........  Administration of the Trust -
                                                                      Amendment

          (3)  Provisions of Trust Agreement........................  Same as set forth in 10(g) (2)

          (4)  Identity of sponsor and trustee......................  Resignation, Removal and
                                                                      Liability - The Trustee; - The
                                                                      Sponsor

     (h)  Consent of holders required to change:

          (1)  Composition of Trust assets..........................  *

          (2)  Terms and conditions of Trust's securities...........  Administration of the Trust -
                                                                      Amendment


------------------------

*      Not applicable, answer negative or not required.

          (3)  Provisions of Trust Agreement........................  Same as set forth in 10(h) (2)

          (4)  Identity of sponsor and trustee .....................  Resignation, Removal and
                                                                      Liability - The Sponsor; - The
                                                                      Trustee

     (i)  Other principal features of the securities................  Prospectus Summary

11.  Type of securities comprising units............................  The Prospectus - Front
                                                                      Cover; Prospectus Summary -
                                                                      The Trust; The Portfolio; The
                                                                      Index
12.  Certain information regarding securities comprising              *
     periodic payment certificates..................................

13.  (a)  Certain information regarding loads, fees, expenses         Expenses of the Trust;
          and charges...............................................  Redemption of Nasdaq
                                                                      GOLD - Procedure for
                                                                      Redemption of Nasdaq
                                                                      GOLD

     (b)  Certain information regarding periodic payment plan         *
          certificates..............................................

     (c)  Certain percentages.......................................  Expenses of the Trust; The
                                                                      Trust - Creation of Creation
                                                                      Units; Redemption of Nasdaq
                                                                      GOLD - Procedure for
                                                                      Redemption of Nasdaq
                                                                      GOLD

     (d)  Reasons for certain differences in price..................  *

     (e)  Certain other loads, fees or charges payable by             Prospectus Summary -
          holders...................................................  Transaction Fee; The Trust -
                                                                      Creation of Creation Units;
                                                                      Redemption of Nasdaq
                                                                      GOLD - Procedure for
                                                                      Redemptions of Nasdaq
                                                                      GOLD

     (f)  Certain profits receivable by sponsor, principal            Same as set forth in 13(a) and
          underwriters, custodian, trustee or affiliated persons      also The Portfolio -
                                                                      Adjustments to the Portfolio;
                                                                      License Agreement

     (g)  Ratio of annual charges and deductions to income..........  *


----------------

*      Not applicable, answer negative or not required.

14.  Issuance of Trust's securities.................................  The Trust - Creation of
                                                                      Creation Units; - Book-Entry-
                                                                      Only System

15.  Receipt and handling of payments from purchasers...............  The Trust

16.  Acquisition and disposition of underlying securities...........  The Trust - Creation of
                                                                      Creation Units; The Portfolio;
                                                                      Administration of the Trust;
                                                                      Redemption of Nasdaq
                                                                      GOLD - Procedure for
                                                                      Redemption of Nasdaq
                                                                      GOLD

17.  (a)  Withdrawal or redemption by holders.......................  Administration of the Trust -
                                                                      Register of Ownership and
                                                                      Transfer; - Rights of
                                                                      Beneficial Owners;
                                                                      Redemption of Nasdaq
                                                                      GOLD

     (b)  Persons entitled or required to redeem or repurchase        Same as set forth in 17(a)
          securities................................................

     (c)  Cancellation or resale of repurchased or redeemed           Same as set forth in 17(a)
          securities................................................

18.  (a)  Receipt, custody and disposition of income................  Administration of the Trust -
                                                                      Distributions to Beneficial
                                                                      Owners

     (b)  Reinvestment of distributions.............................  Dividend Reinvestment
                                                                      Service

     (c)  Reserves or special funds.................................  Same as set forth in 18(a)

     (d)  Schedule of distributions.................................  *

19.  Records, accounts and reports..................................  Administration of the Trust -
                                                                      Records; - Distributions to
                                                                      Beneficial Owners; -
                                                                      Statements to Beneficial
                                                                      Owners; - Register of
                                                                      Ownership and Transfer

20.  Certain miscellaneous provisions of Trust Agreement


---------------

*      Not applicable, answer negative or not required.

     (a)  Amendments................................................  Administration of the Trust -
                                                                      Amendment

     (b)  Extension or termination..................................  Administration of the Trust -
                                                                      Amendment; - Termination

     (c)  Removal or resignation of trustee.........................  Resignation, Removal and
                                                                      Liability - The Trustee

     (d)  Successor trustee.........................................  Same as set forth in 20(c)

     (e)  Removal or resignation of sponsor.........................  Resignation, Removal and
                                                                      Liability - The Sponsor

     (f)  Successor sponsor.........................................  Same as set forth in 20(c) and
                                                                      20(e)

21.  Loans to security holders......................................  *

22.  Limitations on liabilities.....................................  Resignation, Removal and
                                                                      Liability - The Trustee; - The
                                                                      Sponsor

23.  Bonding arrangements...........................................  *

24.  Other material provisions of Trust Agreement...................  *

      III. Organization, Personnel and Affiliated Persons of Sponsor
      --------------------------------------------------------------

25.  Organization of sponsor........................................  Sponsor

26.  Fees received by sponsor.......................................  License Agreement

27.  Business of sponsor............................................  Sponsor

28.  Certain information as to officials and affiliated persons of    Sponsor
     sponsor........................................................

29.  Ownership of voting securities of sponsor......................  Sponsor

30.  Persons controlling sponsor....................................  *

31.  Renumeration of officers of sponsor to Trust...................  *

32.  Renumeration of directors of sponsor...........................  *

33.  Remuneration of employees of sponsor for certain                 *
     services rendered to Trust.....................................

34.  Compensation of other persons for certain services               *
     rendered to Trust..............................................


---------------

*      Not applicable, answer negative or not required.

                  IV. Distribution and Redemption of Securities
                  ---------------------------------------------

35.  Distribution of Trust's securities in states...................  Distribution of Nasdaq
                                                                      GOLD; Continuous offering
                                                                      of Nasdaq GOLD

36.  Suspension of sales of Trust's securities......................  *

37.  Denial or revocation of authority to distribute................  *

38.  (a)  Method of distribution....................................  Prospectus Summary -
                                                                      Underwriting; The Trust;
                                                                      Marketplace Listing;
                                                                      Continuous Offering of
                                                                      Nasdaq GOLD

     (b)  Underwriting agreements...................................  Prospectus Summary -
                                                                      Underwriting; - Distribution;
                                                                      Continuous Offering of
                                                                      Nasdaq GOLD; The Trust -
                                                                      Placement of Creation Orders
                                                                      using the Nasdaq GOLD
                                                                      Clearing Process

     (c)  Selling agreements........................................  Same as set forth in 38(b)

39.  (a)  Organization of principal underwriter.....................  Prospectus Summary -
                                                                      Underwriting

     (b)  NASD membership of principal underwriter..................  Prospectus Summary -
                                                                      Underwriting

40.  Certain fees received by principal underwriters................  *

41.  (a)  Business of principal underwriters........................  Prospectus Summary -
                                                                      Underwriting

     (b)  Branch offices of principal underwriters..................  *

     (c)  Salesmen of principal underwriters........................  *

42.  Ownership of Trust's securities by certain persons.............  *

43.  Certain brokerage commissions received by principal              *
     underwriters ..................................................

44.  (a)  Method of valuation for determining offering price........  The Portfolio; Valuation

     (b)  Schedule as to components of offering price...............  *


---------------

*      Not applicable, answer negative or not required.

     (c)  Variation in offering price to certain persons............  *

45.  Suspension of redemption rights................................  *

46.  (a)  Certain information regarding redemption or                 Valuation; Redemption of
          withdrawal valuation......................................  Nasdaq GOLD

     (b)  Schedule as to components of redemption price.............  *

47.  Maintenance of position in underlying securities...............  The Trust; The Portfolio;
                                                                      Valuation; Administration of
                                                                      the Trust - Distributions to
                                                                      Beneficial Owners;
                                                                      Redemption of Nasdaq Gold;
                                                                      Continuous Offering of
                                                                      Nasdaq GOLD

                V. Information Concerning the Trustee or Custodian
                --------------------------------------------------

48.  Organization and regulation of trustee.........................  Trustee

49.  Fees and expenses of trustee...................................  Prospectus Summary -
                                                                      Transaction Fee; Expenses of
                                                                      the Trust

50.  Trustee's lien.................................................  Expenses of the Trust;
                                                                      Redemption of Nasdaq
                                                                      GOLD

      VI. Information Concerning Insurance of Holders of Securities
      -------------------------------------------------------------

51.  (a)  Name and address of insurance company.....................  *

     (b)  Types of policies.........................................  *

     (c)  Types of risks insured and excluded.......................  *

     (d)  Coverage..................................................  *

     (e)  Beneficiaries.............................................  *

     (f)  Terms and manner of cancellation..........................  *

     (g)  Method of determining premiums............................  *

     (h)  Aggregate premiums paid...................................  *

     (i)  Recipients of premiums....................................  *

     (j)  Other material provisions of Trust Agreement                *
          relating to insurance.....................................


---------------

*      Not applicable, answer negative or not required.


                         VII. Policy of Registrant
                         -------------------------

52.  (a)  Method of selecting and eliminating securities from         The Trust - Creation of
          the Trust.................................................  Creation Units; The Portfolio;
                                                                      Administration of the Trust;
                                                                      Redemption of Nasdaq
                                                                      GOLD - Procedure for
                                                                      Redemption of Nasdaq
                                                                      GOLD

     (b)  Elimination of securities from the Trust..................  *

     (c)  Policy of Trust regarding substitution and                  Same as set forth in 52(a)
          elimination of securities.................................

     (d)  Description of any other fundamental policy of the          *
          Trust.....................................................

53.  (a)  Taxable status of the Trust...............................  Tax Status of the Trust

     (b)  Qualification of the Trust as a regulated investment        Same as set forth in 53(a)
          company...................................................

            VIII. Financial and Statistical Information
            -------------------------------------------

54.  Information regarding the Trust's last ten fiscal years........  *

55.  Certain information regarding periodic payment plan              *
     certificates...................................................

56.  Certain information regarding periodic payment plan              *
     certificates...................................................

57.  Certain information regarding periodic payment plan              *
     certificates...................................................

58.  Certain information regarding periodic payment plan              *
     certificates...................................................

59.  Financial statements (Instruction 1(c) to Form S-6)............  *


------------------------

*      Not applicable, answer negative or not required.

This Prospectus and the information contained herein is subject to change, completion and amendment without notice. Nasdaq GOLD may not be sold nor may an offer to buy be accepted prior to the time the Prospectus is delivered in final form. Under no circumstances shall this Prospectus constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Nasdaq GOLD, in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.

                  SUBJECT TO COMPLETION, DATED OCTOBER 15, 1998

PRELIMINARY PROSPECTUS

                         NASDAQ GOLD(SM) TRUST, SERIES 1
                             A UNIT INVESTMENT TRUST

                            ------------------------


       The Nasdaq GOLD Trust, Series 1 (the "Trust") was formed by Investment Product Services, Inc., a Delaware corporation (the "Sponsor") and a wholly-owned subsidiary of The Nasdaq Stock Market, Inc. ("Nasdaq"), to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities held by the Trust (the "Securities") consisting of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index(R) (the "Index").* While the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the Index, there is no assurance that this investment objective can be achieved. Each unit of fractional undivided interest in the Trust is referred to as a share of Nasdaq GOLD(SM) ("Nasdaq GOLD"(SM)).* The value of the Securities and, consequently, the value of Nasdaq GOLD, will fluctuate. The minimum number of shares of Nasdaq GOLD that may be created or redeemed at any one time as described below is 25,000, which aggregation is referred to herein as a "Creation Unit."


       Nasdaq GOLD has been approved for listing on [the Nasdaq Stock Market or the American Stock Exchange ("Amex")] subject to official notice of issuance. The market symbol for Nasdaq GOLD will be "__________". Once created, Nasdaq GOLD may be traded in the secondary market on a per share of Nasdaq GOLD basis, and need not be traded in Creation Unit size aggregations. Prior to the date of this Prospectus, there has been no market for shares of Nasdaq GOLD trading individually or in Creation Unit size aggregations and, consequently, there can be no assurance that active trading markets will develop, nor is there a certain basis for predicting the actual price levels at which Nasdaq GOLD may trade.


                ------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                ------------------------------------------------

                        Prospectus dated __________, 1998

                      ------------------------------------

                                 NASDAQ GOLD(SM)

                      ------------------------------------

       Investors are advised to read and retain this Prospectus for future reference.

                ------------------------------------------------


* The "Nasdaq-100 Index(R)", "Nasdaq-100(R)", "Nasdaq(R)", "The Nasdaq Stock Market(R)", and "Nasdaq GOLD(SM)" are trademarks and service marks of Nasdaq and have been licensed for use for certain purposes by Investment Product Services, Inc. pursuant to a License Agreement with Nasdaq.


  COPYRIGHT (C) 1998 by Investment Product Services, Inc., all rights reserved

                ESSENTIAL INFORMATION AS OF _____________, 1998+



Number of shares of Nasdaq GOLD
                                          ------------

Fractional Undivided Interest
in Trust Represented by each
share of Nasdaq GOLD                      1/          th
                                            ----------

Net Asset Value per share of Nasdaq
GOLD (based on the value of the
Securities, other net assets of the
Trust, and the number of shares of
Nasdaq GOLD outstanding)                  $
                                           -------

Estimated Annual Trust Ordinary
Operating Expenses (as a percentage                               As a % of           Amount per
of average net assets)*                                          Average Net           Share of
                                                                   Assets           Nasdaq Gold **
                                                                --------------      --------------
                                                                     0.10%***           $0.13
                                          Trustee's Fee              0.04%              $0.05
                                          Licensee Fee
                                          Other Operating            0.04%              $0.05
                                            Expenses               -------            ---------
                                          Total Expenses             0.18%****          $0.24
                                                                   =======            =========


---------------



* Estimated on the basis of average net assets of the Trust at a $500 million level. The estimated expenses do not include expenses incident to the organization of the Trust as the Sponsor has agreed to assume these expenses. For a more complete description of the various costs and expenses of the Trust, see "Expenses of the Trust."



** Assumes the per share of Nasdaq GOLD net asset value is $133. The discrepancy between the amounts listed and the total thereof is due to rounding.



*** The Trustee's annual fee will range from 0.06% to 0.10%, based on the net asset value of the Trust. See "Expenses of the Trust."



**** Until further notice, the Sponsor has undertaken that up to and including the fiscal year ending September 30, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which, on a per-annum basis, is 0.18% of the net asset value of the Trust. The estimated expenses shown here are net of expenses projected to be assumed by the Sponsor pursuant to this undertaking. Gross expenses of the Trust, without regard to this undertaking, are estimated to be 0.22% of the net asset value of the Trust, also based on average net assets of the Trust at a $500 million level. After September 30, 2000, the Sponsor may, in its sole discretion, discontinue its undertaking to limit ordinary operating expenses of the Trust or renew this undertaking for an additional period of time, and if renewed such 0.18% level may be changed and may exceed 0.18%. See "Expenses of the Trust."

Dividend Payment Dates:             Quarterly, on the last Business Day of
                                    April, July, October, and January.
                                    Distributions (if any) will be of the
                                    dividends accumulated in respect of the
                                    Securities held by the Trust net of Trust fees and expenses. Based on historical rates of dividend payments of the portfolio of securities comprising the Index and estimated ordinary operating expenses of the Trust, little or no net dividend distributions to Beneficial Owners of
                                    Nasdaq GOLD are expected to be made.++



Record Dates:                       Quarterly, on the second Business Day
                                    following the third Friday in each of
                                    March, June, September, and December.++


Evaluation Time:                    Closing time of the regular trading session
                                    on the Nasdaq Stock Market (ordinarily 4:00 p.m. New York time).


Licensor:                           The Nasdaq Stock Market, Inc.


Mandatory Termination Date:         The first to occur of (i) _________, 2123
                                    or (ii) the date 20 years after the death of the last survivor of fifteen persons named in the Trust Agreement, the oldest of whom was born in 1986 and the youngest of whom was born in 1996.


Discretionary Termination:          The Trust may be terminated if at any time
                                    after six months following and prior to
                                    three years following the Initial Date of Deposit the value of the Securities held by the Trust is less than $150,000,000 or if at any time on or after three years following the Initial Date of Deposit the value of the Securities held by the Trust is less than $350,000,000, as such amount shall be adjusted for inflation.+++

Minimum and Maximum                 A transaction fee is payable to the Trustee
Transaction Fee                     in connection with each creation and each
                                    redemption of Nasdaq GOLD. The minimum
                                    transaction fee payable for the creation or redemption of Creation Unit size aggregations of shares of Nasdaq GOLD is $1,000, and the maximum transaction fee payable for the creation or redemption of Creation Unit size aggregations of shares of Nasdaq GOLD is $4,000.++++


---------------


+ The Trust Agreement became effective and the initial deposit was made on ____________, 1998 (the "Initial Date of Deposit").
++ See "Administration of the Trust--Distributions to Beneficial Owners" and "Special Considerations and Risk Factors--Little or No Expected Net Dividend Distributions to Beneficial Owners."
+++ The Trust may also be terminated under other circumstances. See "Administration of the Trust --Termination."
++++   See "Prospectus Summary -- Transaction Fee."

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

OBJECTIVES

       The Sponsor formed the Trust to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the Securities which consist of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index(R) (the "Index") in the form of a security that closely tracks the Index and that may be traded as a share of common stock. The investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the component securities of the Index (the component securities of the Index are sometimes referred to herein as "Index Securities"). There can be no assurance that this investment objective will be met fully. For example, it may not be possible for the Trust to replicate and maintain exactly the composition of the Index Securities. It is also possible that, from time to time, the Trust will be unable to purchase all of the Index Securities. In certain circumstances, the Trust may also be required to make distributions in excess of the yield performance of the Index Securities (see "Tax Status of the Trust"). The value of the Securities and, consequently, the value of shares of Nasdaq GOLD, are subject to changes in the value of common stocks generally and to other factors. Further, the payment, if any, of dividends (net of Trust fees and expenses) and the maintenance of capital are subject to a number of conditions, including the financial condition of the issuers of the Securities (see "Special Considerations and Risk Factors").

THE TRUST

       The Trust is a unit investment trust organized under the laws of the State of New York. The Trust is governed by a trust agreement (the "Trust Agreement") between The Bank of New York, a corporation organized under the laws of the State of New York with trust powers (the "Trustee"), and the Sponsor dated and executed as of ___________, 1998.

DISTRIBUTOR

       The Distributor for Nasdaq GOLD is ________________________, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (see "Underwriting").

PORTFOLIO DEPOSITS

       All orders to create Nasdaq GOLD in Creation Unit size aggregations must be placed with the Distributor (see "Underwriting" and "The Trust--Procedures for Creation of Creation Units"). To be eligible to place orders with the Distributor to create Creation Unit size aggregations of Nasdaq GOLD, an entity or person either must be (1) a "Participating Party", as hereinafter defined or
(2) a Depository Trust Company Participant (see "Book Entry Ownership of Nasdaq GOLD"), and in each case must have executed a Nasdaq GOLD Participant Agreement, as hereinafter defined (see "The Trust--Procedures for Creation of Creation Units" and "The Trust--Placement of Creation Orders Using the Nasdaq GOLD Clearing Process"). As used herein, the term "Participating Party" means a broker-dealer or other participant in the Nasdaq GOLD Clearing Process, as hereinafter defined, through the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Securities and Exchange Commission (the "Commission").* Upon acceptance of an order to create Nasdaq GOLD, the


--------------


* As of September 30, 1998, National Clearing Corporation, a wholly owned subsidiary of the National Association of Securities Dealers, Inc., owns 33 1/3% of the issued and outstanding shares of common stock of NSCC. The National Association of Securities Dealers, Inc. is also the parent company of Nasdaq.

Distributor will transmit such order to the Trustee and instruct the Trustee to initiate the book entry movement of the appropriate number of shares of Nasdaq GOLD to the account of the entity placing the order. Payment for orders to create Nasdaq GOLD will be made by deposits with the Trustee of a portfolio of securities that is substantially similar in composition and weighting to the Index Securities (see "The Trust--Creation of Nasdaq GOLD"), together, in certain cases, with a cash payment in an amount which shall be equal to the Income Net of Expense Amount (as hereinafter defined), plus or minus, as the case may be, the Balancing Amount (as hereinafter defined). The "Income Net of Expense Amount" is an amount equal, on a per Creation Unit basis, to the dividends on all the Securities with ex-dividend dates within the period beginning on the most recent ex-dividend date for Nasdaq GOLD (generally, the third Friday in each of March, June, September, and December, see "Distributions") through and including the current Business Day (the "Accumulation Period") as if all of the Securities had been held for such period, net of accrued expenses and liabilities for such period not previously deducted (including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust")). The "Balancing Amount" serves the function of compensating for any differences between (1) the value of the portfolio of securities deposited with the Trustee in connection with a creation of Nasdaq GOLD, together with the Income Net of Expense Amount, and (2) the net asset value of the Trust on a per Creation Unit basis (see "The Portfolio--Adjustments to the Portfolio Deposit" for a further description thereof).

       The Income Net of Expense Amount and the Balancing Amount are collectively referred to herein as the "Cash Component" and the deposit of such a portfolio of securities and the Cash Component are collectively referred to herein as a "Portfolio Deposit." In connection with an order to create Nasdaq GOLD on any given day, the Cash Component of the Portfolio Deposit may be payable either by the Trustee on behalf of the Trust to the creator of Nasdaq GOLD or by the creator of Nasdaq GOLD to the Trustee on behalf of the Trust, depending upon the respective amounts of the Income Net of Expense Amount and the Balancing Amount. For example, if the sum of dividends on all Securities with ex-dividend dates within the Accumulation Period, plus or minus the Balancing Amount, exceeds the accrued expenses and liabilities of the Trust for such period (i.e., the Cash Component has a positive value), then the creator of Nasdaq GOLD will be obligated to pay such amount to the Trustee on behalf of the Trust in connection with an order to create Nasdaq GOLD. Conversely, if the sum of dividends on all Securities with ex-dividend dates within the Accumulation Period, plus or minus the Balancing Amount, is less than the accrued expenses and liabilities of the Trust for such period (i.e., the Cash Component has a negative value), then the Trustee on behalf of the Trust will pay such Cash Component to the entity placing an order to create Nasdaq GOLD.

        All matters as to the number of shares of each of the Index Securities and the amount of the Cash Component comprising the Portfolio Deposit shall be determined by the Trustee in its discretion, whose determination shall be final and binding. In certain instances, the securities portion of the Portfolio Deposit may differ in composition and weighting relative to the composition and weighting of the securities in the Index. For example, in connection with the creation of Nasdaq GOLD, in the event that the Trustee determines, in its discretion, that one or more Index Securities are likely to be unavailable for delivery or available in insufficient quantity for delivery to the Trust upon the creation of Nasdaq GOLD in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit in the calculation of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit (see "The Portfolio--Adjustments to the Portfolio Deposit").

       Similarly, in connection with the creation of Nasdaq GOLD, if a creator is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right, in its discretion, to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor, in the calculation of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit. In such case the creator will pay the Trustee the standard Transaction Fee described below, plus an additional amount per Creation Unit not to exceed three
(3) times the Transaction Fee applicable for one Creation Unit.

       An entity or person placing creation orders with the Distributor must either (i) initiate instructions pertaining to Portfolio Deposits through the CNS clearing processes of NSCC, as such processes have been enhanced to effect creations and redemption of Creation Unit size aggregations of Nasdaq GOLD, such processes being referred to herein as the "Nasdaq GOLD Clearing Process", or
(ii) deposit Portfolio Deposits with the Trustee outside the Nasdaq GOLD Clearing Process (i.e., through the facilities of The Depository Trust Company).

TRANSACTION FEE

       A transaction fee is payable to the Trustee in connection with each creation and each redemption made through the Nasdaq GOLD Clearing Process of Creation Unit size aggregations of Nasdaq GOLD (the "Transaction Fee"), subject to the changes, modifications or waivers, if any, described below. Such Transaction Fee is non-refundable, regardless of the net asset value of the Trust.


       Until further notice is given as described below, the Transaction Fee charged in connection with each creation of Creation Units through the Nasdaq GOLD Clearing Process (see "The Trust--Procedures for Creation of Creation Units") is $1,000 per Participating Party per day, regardless of the number of Creation Units created on such day by such Participating Party. Likewise, until further notice is given as described below, the Transaction Fee charged in connection with the redemption of Creation Units through the Nasdaq GOLD Clearing Process is $1,000 per Participating Party per day, regardless of the number of Creation Units redeemed on such day by such Participating Party. This Transaction Fee may subsequently be changed by the Trustee, upon the consent of the Sponsor, but will not in any event exceed 10/100 of one percent (10 basis points) of the value of a Creation Unit at the time of creation or redemption as the case may be (the "10 Basis Point Limit").* No modifications to, or reductions, discounts or waivers of, the Transaction Fee charged in connection with the creation of Creation Units are scheduled or currently contemplated by the Sponsor or the Trustee.


       If Creation Units are created or redeemed outside the Nasdaq GOLD Clearing Process, an additional amount not to exceed three (3) times the applicable Transaction Fee will be charged to the creator or redeemer. Under the current schedule, therefore, the total fee charged in connection with the creation or redemption of Creation Units outside the Nasdaq GOLD Clearing Process would be $1,000 (the Transaction Fee for the creation or redemption of a Creation Unit) plus an additional amount not to exceed $3,000 (3 times $1,000) for a total of $4,000.

---------------

* The amount of the Transaction Fee currently in effect will be available from the Trustee.

       From time to time, and for such periods as the Sponsor and the Trustee together may determine, the Transaction Fee (as well as any additional amounts charged in connection with creations and/or redemptions outside the Nasdaq GOLD Clearing Process) may be increased, decreased, or otherwise modified or waived in its entirety for certain numbers of Creation Units of Nasdaq GOLD created or redeemed, or for creations and/or redemptions made under certain specified circumstances, in each case without the consent of Beneficial Owners, subject to certain conditions (see "The Trust--Creation of Creation Units" and "The Trust--Procedures for Redemption of Nasdaq GOLD"). The Sponsor also reserves the right, from time to time, to vary the number of shares of Nasdaq GOLD per Creation Unit (currently 25,000 shares) and such change may or may not be made in conjunction with a change to the Transaction Fee. Any change to the Transaction Fee so made will not cause the amount of the Transaction Fee to exceed the 10 Basis Point Limit at the time of a creation, or redemption, as the case may be. Such changes or variations will be effected by an amendment to the current Trust prospectus. The amount of the Transaction Fee in effect at any given time will be available from the Trustee.


SIZE OF CREATION UNIT AGGREGATIONS OF NASDAQ GOLD

       Nasdaq GOLD may be created or redeemed only in Creation Unit size aggregations of 25,000 shares, or in multiples thereof (e.g., 50,000, 75,000, 100,000 shares of Nasdaq GOLD), and in no event will fractional Creation Units be created or redeemed. The Sponsor reserves the right to direct the Trustee to declare a split or reverse split in the number of shares of Nasdaq GOLD outstanding and a corresponding change in the number of shares of Nasdaq GOLD constituting a Creation Unit in the event that the per share of Nasdaq GOLD price in the secondary market changes to an amount that the Sponsor believes falls outside a desirable retail range. For example, if a 2-for-1 split were declared, the number of shares of Nasdaq GOLD in a Creation Unit size aggregation of Nasdaq GOLD would double (e.g., from 25,000 to 50,000 shares of Nasdaq GOLD per Creation Unit).

PORTFOLIO ADJUSTMENTS

       To maintain the correspondence between the composition and weighting of Securities held in the Trust and that of the Index Securities, the composition and weighting of the Securities are adjusted from time to time to conform to periodic changes in the composition and weighting of the Index Securities made by Nasdaq. The Trustee aggregates certain of these adjustments and makes conforming changes to the Trust's portfolio at least monthly; adjustments are made more frequently, however, in the case of changes to the Index that are significant (see "The Portfolio--Adjustments to the Portfolio"). The composition and weighting of the securities portion of a Portfolio Deposit are also adjusted to conform to changes in the Index. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed Portfolio Deposit effective on the Business Day (a "Business Day" being any day that the Nasdaq Stock Market is open for business) on which the change to the Index takes effect. Changes to the Index are made after the close of the market (see "The Portfolio--Adjustments to the Portfolio Deposit").

BOOK ENTRY OWNERSHIP OF NASDAQ GOLD

       The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (referred to herein as "DTC" or the "Depository") or its nominee will be the record or registered owner of all outstanding shares of Nasdaq GOLD. Beneficial ownership of Nasdaq GOLD will be shown on the records of the Depository or its participants. Certificates will not be issued for Nasdaq GOLD, whether in Creation Unit size aggregations or otherwise (see "The Trust--Book-Entry-Only System").

EXPENSES


       The Trustee's fees are set forth generally in the "Summary of Essential Information" and more specifically in "Expenses of the Trust" below. Other expenses of the Trust are also described more fully in "Expenses of the Trust." If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to cover Trust fees and expenses (which would currently be the case if the Trust were in existence and its ordinary operating expenses were 0.18% per annum of the net asset value of the Trust consistent with the Sponsor's undertaking to limit the Trust's ordinary operating expenses, see "Expenses of the Trust"), then the Trustee will be required to sell Securities in an amount sufficient to pay the shortfall. Such a sale of Securities will ordinarily be required to occur whenever the Trustee determines that projected annualized fees and expenses accrued on a daily basis exceed projected annualized dividends and other Trust income accrued on a daily basis by more than 1/100 of one percent (0.01%) of the net asset value of the Trust and will ordinarily be made no later than the next occurring adjustment to the Securities held in the Trust to conform to changes in the composition and weighting of the Index Securities (see "Expenses of the Trust" and "The Portfolio--Adjustments to the Portfolio").


FEDERAL INCOME TAX CONSIDERATIONS

       The Trust intends to adopt a fiscal year ending on September 30 of each year. The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and to distribute annually its entire investment company taxable income and net capital gain. Distributions that are taxable as ordinary income to Beneficial Owners generally are expected to constitute dividend income for federal income tax purposes and to be eligible for the dividends-received deduction available to many corporations to the extent of qualifying dividend income received by the Trust (see "Tax Status of the Trust"). The quarterly distributions, if any, made by the Trust will be based on the dividend performance of the Securities held during such quarterly distribution period, net of Trust fees and expenses, rather than the actual taxable income of the Trust. (See "Administration of the Trust--Distributions to Beneficial Owners.") As a result, a portion of any such distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may be required to make additional distributions to maintain its status as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners").

ERISA CONSIDERATIONS

       In considering the advisability of an investment in Nasdaq GOLD, fiduciaries of pension, profit sharing, or other tax-qualified retirement plans (including Keogh Plans) and welfare plans (collectively, "Plans") subject to the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider whether an investment in Nasdaq GOLD is permitted by the documents and instruments governing the Plan and whether the investment satisfies the exclusive benefit, prudence, and diversification requirements of ERISA. Individual retirement account ("IRA") investors should consider that an IRA may make only such investments as are authorized by its governing instruments.

       The fiduciary standards and prohibited transactions rules of ERISA and
Section 4975 of the Code will not apply to transactions involving the Trust's assets while Nasdaq GOLD is held by a Plan or IRA. Unlike many other investment vehicles offered to Plans and IRAs, the Trust's assets will not be treated as "plan assets" of the Plans or IRAs which acquire or purchase Nasdaq GOLD. Although ERISA imposes certain duties on Plan fiduciaries and ERISA and/or
Section 4975 of the Code prohibit certain transactions involving "plan assets" between Plans or IRAs and their fiduciaries or certain related persons, those rules will not apply to transactions involving the Trust's assets because Nasdaq GOLD represents an interest in the Trust, and the Trust is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). ERISA, the Code, and U.S. Department of Labor regulations contain unconditional language exempting the assets of registered investment companies from treatment as "plan assets" in applying the fiduciary and prohibited transaction provisions of ERISA and the Code.

RESTRICTIONS ON PURCHASES BY INVESTMENT COMPANIES

       The acquisition of Nasdaq GOLD by registered investment companies is subject to the restrictions set forth in section 12(d)(l) of the 1940 Act.

INVESTMENT MANAGEMENT

       The Trust will hold the Securities and cash and will not be actively "managed" by traditional methods, which typically involve effecting changes in the Securities on the basis of judgments made relating to economic, financial, and market considerations. The composition of the Securities will be adjusted, however, to conform to changes in the composition of the Index Securities in the manner set forth in the Trust Agreement as described herein (see "The Portfolio--Adjustments to the Portfolio").

DISTRIBUTIONS

       Distributions by the Trust will be made quarterly to the extent that dividends accumulated in respect of the Securities and other income, if any, received by the Trust exceed Trust fees and expenses accrued during the quarterly Accumulation Period which ends on the Business Day preceding each ex-dividend date for Nasdaq GOLD. The regular quarterly ex-dividend date with respect to net dividends, if any, for Nasdaq GOLD will be the third Friday in each of March, June, September, and December, unless such day is not a Business Day, in which case the ex-dividend date will be the immediately preceding Business Day (the "Ex-Dividend Date"). However, no net dividend distribution will be made in any given quarter, and any net dividend amounts will be rolled into the next Accumulation Period, if the aggregate net dividend distribution would be in an amount less than 5/100 of one percent (0.05%) of the net asset value of the Trust, unless the Trustee determines that such distribution is required to be made in order to maintain the Trust's status as a regulated investment company or to avoid the imposition of income or excise taxes on undistributed income. (See "Administration of the Trust--Distributions to Beneficial Owners.")


       At present, and possibly for extended periods of time during the life of the Trust, the expenses of the Trust may be as great as or in excess of the dividend and other income to be received by the Trust during any quarter and, under such circumstances, no quarterly net dividend distributions would be made (see "Special Consideration and Risk Factors--Little or No Expected Net Dividend Distributions to Beneficial Owners"). Distributions (if any) will be made on Dividend Payment Dates to Beneficial Owners via the Depository and its participants (see "The Trust--Book-Entry-Only System"). For federal income tax purposes, a portion of any net dividend distributions may result in a return of capital to Beneficial Owners of Nasdaq GOLD (see "Tax Status of the Trust").

       Any net capital gains recognized by the Trust in any taxable year will be distributed at least annually. The Trust may make additional distributions after the end of the year in order to satisfy certain distribution requirements imposed by the Code (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners"). Although income distributions, if any, are currently planned to be made on a quarterly basis, the Trustee reserves the right to vary the frequency of distributions (see "Administration of the Trust--Distributions to Beneficial Owners").

REDEMPTION

       Nasdaq GOLD in Creation Unit size aggregations is ordinarily redeemable in kind only and is not redeemable for cash except under certain circumstances (see "Redemption of Nasdaq GOLD"). Nasdaq GOLD can be redeemed only in Creation Unit size aggregations effected by a Participating Party (with respect to redemptions through the Nasdaq GOLD Clearing Process) or a DTC Participant (with respect to redemptions outside the Nasdaq GOLD Clearing Process), in either case which has executed a Nasdaq GOLD Participant Agreement (see "Redemption of Nasdaq GOLD--Procedure for Redemption of Nasdaq GOLD"). Individual shares of Nasdaq GOLD are not redeemable, but entitle the owners thereof to certain payments upon termination of the Trust (see "Administration of the Trust--Termination"). Prior to termination, Nasdaq GOLD owners may aggregate individual shares of Nasdaq GOLD to Creation Unit size or multiples thereof (e.g., 25,000, 50,000 shares, etc.) and request that the Trustee redeem the Nasdaq GOLD so aggregated. There can be no assurance, however, that there will always be sufficient depth and liquidity in the public trading market to complete all such transactions (see "Special Considerations and Risk Factors"). Owners of Nasdaq GOLD in less than Creation Unit size aggregations may have to pay brokerage fees and commissions to acquire sufficient Nasdaq GOLD (i.e., 25,000 shares) to constitute a Creation Unit. Persons redeeming Nasdaq GOLD in Creation Unit size aggregations may also be entitled to receive, or be required to pay, a Cash Redemption Amount (as hereinafter defined, see "Redemption of Nasdaq GOLD--Procedure for Redemption of Nasdaq GOLD"). On any given Business Day, the Cash Redemption Amount will be an amount typically identical to the Cash Component of a Portfolio Deposit.

       In the event that the Trustee determines in its discretion that an Index Security is likely to be unavailable for delivery or available in insufficient quantity for delivery by the Trust upon the redemption of Nasdaq GOLD in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to include the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Redemption of Nasdaq GOLD"), in the calculation of the Cash Redemption Amount in lieu of delivering the Index Security or Index Securities to the redeeming investor.


       Similarly, in connection with the redemption of Nasdaq GOLD, if a redeeming investor requests redemption in cash, rather than in kind, with respect to one or more Index Securities (for example, because a redeeming investor is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities), the Trustee shall have the right in its discretion to include the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee, in the calculation of the Cash Redemption Amount in lieu of delivering such Index Security or Index Securities to the redeeming investor. In all such cases, such investor will pay the Trustee the standard Transaction Fee, plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit.



       The Trustee, in its discretion, upon the request of a redeeming investor, may redeem Creation Units in whole or in part by providing such redeeming investor with a Portfolio Deposit differing in composition, but not differing in net asset value, from the then-current Portfolio Deposit. Such a redemption is likely to be made only if it were determined to be appropriate in order to maintain the Trust Portfolio's correspondence to the composition and weighting of the Index when a change to the composition and/or weighting of the Index Securities occurs (see "The Portfolio", "The Index", and "The Index--Rebalancing of the Index").

       The Transaction Fee will be charged in connection with the redemption of Creation Unit size aggregations of Nasdaq GOLD. If a request for redemption is made directly to the Trustee outside the Nasdaq GOLD Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit will be charged to the redeemer due to the increased expense associated with delivery outside the Nasdaq GOLD Clearing Process (see "Transaction Fee").

TERMINATION


       The Trust will terminate by its terms on the first to occur of: (i) the date one hundred twenty-five (125) years from the Initial Date of Deposit (i.e., __________, 2123) or (ii) the date twenty (20) years after the death of the last survivor of fifteen persons named in the Trust Agreement, the oldest of whom was born in 1986 and the youngest of whom was born in 1996 (the "Mandatory Termination Date"). The Trust may also be terminated earlier upon the agreement of the Beneficial Owners of 66 2/3% of the then outstanding shares of Nasdaq GOLD. The Sponsor will also have the discretionary right to direct the Trustee to terminate the Trust if at anytime after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust falls below $150,000,000 and if on or after three years following the Initial Date of Deposit the net asset value of the Trust is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the National Consumer Price Index for All Urban Consumers (the "CPI-U")* as published by the United States Department of Labor, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the month preceding the month in which such adjustment is made. The


----------------

* The CPI-U, as published by the United States Department of Labor, measures the inflation rate of specified commodities deemed representative of the purchases of all urban consumers.

Trustee shall have the right to terminate the Trust in the event that (a) the Sponsor resigns or becomes incapable of discharging its duties and a successor is not appointed; (b) the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a suitable replacement is unavailable; (c) NSCC no longer provides clearance services with respect to Nasdaq GOLD and a suitable replacement is unavailable, or if the Trustee is no longer a member of NSCC or any successor to NSCC providing clearance services; (d) Nasdaq ceases publishing the Index; (e) Nasdaq GOLD is delisted from the [Nasdaq Stock Market or Amex] and is not subsequently relisted on a national securities exchange or a quotation medium operated by a national securities association (see "Marketplace Listing"); or (f) the License Agreement (as hereinafter defined) is terminated. The License Agreement currently is scheduled to terminate five years from the commencement date of trading of Nasdaq GOLD, subject to a five-year renewal period following such date (see "License Agreement"). The Trust shall also terminate if the Trustee resigns or becomes incapable of discharging its duties and a successor is not appointed (see "Administration of the Trust--Termination").


UNDERWRITING

       ________________________________ (the "Distributor") acts as underwriter of Nasdaq GOLD on an agency basis. All orders to create Nasdaq GOLD in Creation Unit size aggregations must be placed with the Distributor, and it is the responsibility of the Distributor to transmit such orders to the Trustee. The Distributor will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor will reject any order which is not submitted in proper form. Upon acceptance of an order to create Nasdaq GOLD, the Distributor will instruct the Trustee to initiate the book-entry movement of the appropriate number of shares of Nasdaq GOLD to the account of the entity placing the order. The Distributor is also responsible for delivering a prospectus to those persons creating Nasdaq GOLD. The Distributor also maintains records of both the orders placed with it for the creation of Nasdaq GOLD and the confirmations of acceptance issued by it. In addition, the Distributor maintains a record of the instructions given to implement delivery of Nasdaq GOLD in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a corporation organized under the laws of the State of _________ and is located at ___________________________________. The
Distributor is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. The Sponsor pays the Distributor for its services a flat annual fee. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the Commission.

                     SPECIAL CONSIDERATIONS AND RISK FACTORS
GENERAL

       Investment in the Trust should be made with an understanding that the value of the Securities may fluctuate in accordance with changes in the financial condition of the issuers of the Securities, the value of common stocks generally, and other factors. The composition and weighting of the Index Securities and hence the composition and weighting of the Securities held in the Trust also change from time to time (see "The Portfolio--Adjustments to the Portfolio", "The Portfolio--Selection and Acquisition of Securities", and "The Index--Rebalancing of the Index"). There can be no assurance that the issuers of the Securities will pay dividends on outstanding shares of common stock. Distributions on the Securities will generally depend upon the declaration of dividends by the issuers of the Securities; the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions. As discussed above, the Trust, unlike a managed investment company, will not be actively "managed" by traditional methods, and therefore the adverse financial condition of an issuer will not result in the elimination of its securities from the Securities held by the Trust unless the Securities of such issuer are removed from the Index (see "The Portfolio--Adjustments to the Portfolio").

       An investment in the Trust should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the Securities and thus in the value of Nasdaq GOLD). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. As discussed above, the Trust will not be actively "managed" and therefore securities held by the Trust will not be disposed of as a result of or in anticipation of normal fluctuations in the market.

       Holders of common stocks of any given issuer incur more risk than holders of preferred stocks and debt obligations of such issuer because common stockholders, as owners of such issuer, have generally inferior rights to receive payments from such issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, such issuer. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Securities may therefore be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit (see "Market Risks").

       All of the Securities are currently listed on the Nasdaq Stock Market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained, or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

       An investment in the Trust should also be made with an understanding that the Trust will not be able to replicate exactly the performance of the Index because the total return generated by the

Securities will be reduced by transaction costs incurred in adjusting the actual balance of the Securities and other Trust expenses, whereas such transaction costs and expenses are not included in the calculation of the Index. It is also possible that for a short period of time, the Trust may not fully replicate the performance of the Index due to the temporary unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time, because the Trustee is required to correct such imbalances by means of adjusting the composition of Portfolio Securities (see "The Portfolio--Adjustments to the Portfolio"). It is also possible that the composition of the Trust may not exactly replicate the composition of the Index if the Trust has to adjust its Portfolio holdings in order to continue to qualify as a "regulated investment company" under the Code (see "Tax Status of the Trust").

       Neither the Depository nor Beneficial Owners of Nasdaq GOLD are entitled either to dispose of any of the Securities in the Trust, as such, or to vote the Securities. As the beneficial owner of the Securities, the Trustee has the right to vote all of the voting Securities (see "Administration of the Trust--Voting").

       Except as otherwise specifically noted, the time frames for delivery of Securities, cash, or Nasdaq GOLD in connection with creation and redemption activity within the Nasdaq GOLD Clearing Process as set forth herein are based on NSCC's current "regular way" settlement period of three (3) days during which NSCC is open for business (each such day an "NSCC Business Day"). NSCC may, in the future, reduce or increase such "regular way" settlement period, in which case it is anticipated that there would be a corresponding reduction or increase in settlement periods applicable to Nasdaq GOLD creations and redemptions. Investors should note that NSCC Business Days do not always coincide with the days during which the Trustee is open for business.

LITTLE OR NO EXPECTED NET DIVIDEND DISTRIBUTIONS TO BENEFICIAL OWNERS


       The Trust Agreement provides for quarterly distributions to Beneficial Owners via the Depository and its participants (see "The Trust--Book-Entry-Only System") on Dividend Payment Dates in the event that dividends accumulated in respect of the Securities and other income, if any, received by the Trust exceed Trust fees and expenses accrued during the quarterly Accumulation Period which ends on the Business Day preceding each Ex-Dividend Date; subject, however, to such amount falling below a floor for de-minimus distributions, in which event a net dividend distribution may not be paid and such amount will be rolled into the next Accumulation Period (see "Administration of the Trust--Distributions to Beneficial Owners"). Historically, the portfolio of securities comprising the Index has paid relatively low dividends when compared to the securities comprising other broad-based stock indices. For example, for the 1995, 1996, and 1997 calendar years, the ratio of the aggregate dividends paid to total capitalization for the securities comprising the Index in those periods was 0.26%, 0.11%, and 0.13%, respectively. In comparison, the comparable dividend ratio for the securities comprising the Standard & Poor's 500 Index (R) in those periods was 2.24%, 2.01%, and 1.60%, respectively. (See "The Index" for the historical aggregate dividend yields of the securities comprising the Index.)

       The Sponsor has undertaken that on each day during each fiscal year up to and including the fiscal year ending September 30, 2000, the ordinary operating expenses of the Trust will not be permitted to exceed an amount which is 18/100 of one percent (0.18%) per annum of the daily net asset value of the Trust (see "Expenses of the Trust"). Notwithstanding such limitation on Trust expenses, the fees and expenses of the Trust may exceed the dividend and other income on the Securities received by the Trust during each quarter. In such event, no net dividend distributions would be made by the Trust. Based on the 1997 dividend yield noted above of the securities comprising the Index in that year, no net dividend distributions would have been made by Trust if it were in existence during the 1997 calendar year and if ordinary operating expenses were 0.18% per annum of the net asset value of the Trust consistent with the Sponsor's undertaking to limit the Trust's ordinary operating expenses.


       Moreover, after September 30, 2000, the Sponsor may, in its sole discretion, discontinue its undertaking to limit ordinary operating expenses of the Trust, or may renew this undertaking for an additional period of time but at a different level which may be higher than 0.18%. In such event, the likelihood may increase that expenses of the Trust would exceed the dividend and other income received by the Trust during each quarter. The Trust will pay any such excess expenses with the proceeds realized from the sale of Securities effected ordinarily whenever the Trustee determines that projected annualized fees and expenses accrued on a daily basis exceed projected annualized dividends and other Trust income accrued on a daily basis by more than 1/100 of one percent (0.01%) of the net asset value of the Trust (see "Expenses of the Trust"). Such a sale of Securities will ordinarily be required to occur no later than the next occurring adjustment to the Securities held in the Trust to conform to changes in the composition and weighting of the Index Securities (see "The Portfolio--Adjustments to the Portfolio").


       Dividend payment rates of the securities comprising the Index may change based on numerous factors, including the financial condition of the issuers and general economic conditions, as well as from changes to the price level of Index Securities, and from changes to the composition of Index Securities (i.e., the substitution of one security in the Index with another paying higher or lower dividends than the security being replaced). (See "The Index" for a discussion of the selection criteria for determining the Index Securities.) In addition, the Trust has no operating history by which to measure Trust expenses and although the amounts of certain ordinary Trust expenses can be estimated, the growth rate of the Trust, which cannot be anticipated, will directly affect the level of Trust expenses as a percentage of the Trust's net asset value (i.e., as the Trust grows in net asset value, certain relatively fixed Trust expenses will be borne by a greater number of holders of Nasdaq
GOLD). Accordingly, no assurances can be given as to the actual level of dividends payable by the issuers of the Securities or the actual level of Trust expenses, and no representations are being made as to the level of net dividend distributions, if any, that may be payable by the Trust.

NET ASSET VALUE AND MARKET PRICES

       The Trust's assets consist primarily of the Securities. Therefore, the net asset value of Nasdaq GOLD in Creation Unit size aggregations and, proportionately, the net asset value per share of Nasdaq GOLD changes as fluctuations occur in the market value of the Securities. Investors should also be aware that the aggregate public trading market price of 25,000 shares of Nasdaq GOLD may be different from the net asset value of a Creation Unit aggregation of Nasdaq GOLD (i.e., 25,000 shares of Nasdaq GOLD may trade at a premium over or at a discount to the net asset value of a Creation Unit) and similarly the public trading market price per share of Nasdaq GOLD may be different from the net asset value of a Creation Unit on a per share of Nasdaq GOLD basis (see "--Market Risks"). This price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Nasdaq GOLD will be closely related to, but not identical to, the same forces influencing the prices of the Index component securities trading individually or in the aggregate at any point in time. The expenses of the Trust are reflected in the net asset value of Nasdaq GOLD in Creation Unit size aggregations and the expenses of the Trust are accrued daily (see "Expenses of the Trust").

TRADING CONSIDERATIONS


       Prior to the date of this Prospectus, there has been no market for shares of Nasdaq GOLD trading individually or in Creation Unit size aggregations and, consequently, there can be no assurance that active trading markets will develop, nor is there a certain basis for predicting the actual price levels at which Nasdaq GOLD may trade.


       Further, there can be no assurance that Nasdaq GOLD will experience trading or pricing patterns similar to those of market-traded securities which are issued by investment companies based upon indexes other than the Index (e.g., SPDRs(R), MidCap SPDRs(TM), DIAMONDS(SM), and WEBS(SM)).*

       The Sponsor's aim in designing Nasdaq GOLD was to provide investors with a security whose initial market value would approximate one-tenth (1/10th) the value of the Index. Thus, for example, if the Index were at 1200, investors might expect a share of Nasdaq GOLD to trade initially at approximately $120. Investors should be aware, however, that the market price of a share of Nasdaq GOLD may be affected by supply and demand, market volatility, sentiment, and other factors. In addition, due to these factors as well as other factors including required distributions for tax purposes (see "Tax Status of the Trust") or the sale of Securities to meet Trust expenses in excess of the dividends received on the Securities (see "Expenses of the Trust"), the one-tenth (1/10th) relationship between the initial value of a share of Nasdaq GOLD and the value of the Index is not expected to persist indefinitely.


       The Sponsor does not maintain a secondary market in Nasdaq GOLD. Nasdaq GOLD has been accepted for listing on the [Nasdaq Stock Market or Amex] subject to official notice of


-------------------

* SPDRs(R) and MidCap SPDRs(TM) are trademarks of the McGraw-Hill Companies, Inc., DIAMONDS(SM) is a service mark of Dow Jones & Company, Inc., and WEBS(SM) is a service mark of Morgan Stanley, Dean Witter, Discover & Co.

issuance.* The market symbol for Nasdaq GOLD will be "____". Trading in Nasdaq GOLD on the [Nasdaq Stock Market or Amex] may be halted due to market conditions or, in light of [Nasdaq Stock Market or Amex] rules and procedures, for reasons that, in the view of the [Nasdaq Stock Market or Amex], make trading in Nasdaq GOLD inadvisable. In addition, trading in Nasdaq GOLD on the [Nasdaq Stock Market or Amex] is subject to trading halts caused by extraordinary market volatility pursuant to [Nasdaq Stock Market or Amex] "circuit breaker" rules that require trading in securities on the [Nasdaq Stock Market or Amex] to be halted for a specified time period based on a specified market decline. There can be no assurance that the requirements of the [Nasdaq Stock Market or Amex] necessary to maintain the listing of Nasdaq GOLD will continue to be met or will remain unchanged. The Trust will be terminated in the event Nasdaq GOLD is delisted from the [Nasdaq Stock Market or Amex] and is not subsequently relisted on a national securities exchange or a quotation medium operated by a national securities association. (For a description of the conditions for the listing of Nasdaq GOLD and the circumstances under which the [Nasdaq Stock Market or Amex] would consider the suspension of trading in or the delisting of Nasdaq GOLD, see "Marketplace Listing.") Further, the Trust may be terminated, among other reasons, in the event that the net asset value of the Trust falls below a specified level (see "Administration of the Trust--Termination").


MARKET RISKS

       Nasdaq GOLD is subject to the risks of an investment in a broad market portfolio of equity securities, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. Nasdaq GOLD is also subject to the risks of an investment in a portfolio of equity securities in economic sectors in which the Index may be highly concentrated

---------------------

* A decision as to where shares of Nasdaq GOLD will be listed will be made prior to the effective date of the Trust.

(e.g., technology, see "The Index") as well as to the risks specific to the performance of a few individual component securities which currently represent a highly concentrated weighting in the Index (e.g., Microsoft Corporation and Intel Corporation, see "The Index"). In addition, because it is the policy of the Trust to invest in the securities that comprise the Index, if the Index is concentrated in an industry or group of industries, the portfolio of Securities also will be concentrated in that industry or group of industries. These include the risks that the level of stock prices in these sectors or the stock prices of these specific companies may decline, thereby adversely affecting the value of Nasdaq GOLD. Furthermore, investors should be aware that in the event that one or more stocks which currently have a highly concentrated weighting in the Index were to leave the Nasdaq Stock Market, if a company with a large market capitalization were to list its shares on the Nasdaq Stock Market, or if there were a significant rebalancing of the Index (see "The Index -- Rebalancing of the Index"), then the composition and weighting of the Index, and hence the composition and weighting of the Securities in the Trust, would change significantly and the performance of Nasdaq GOLD would reflect the performance of the new Index as reconfigured (see "The Portfolio--Adjustments to the Portfolio").


       Furthermore, due to the concentration of the Index in sectors characterized by relatively higher volatility in price performance when compared to other economic sectors, the performance of the Index may be more volatile when compared to other broad based stock indices. For example, the annual volatility of the Index for the 12 months ending June 30, 1998 was 26.1%, while the annual volatility of the Standard & Poor's 100 Index (R) and the Standard & Poor's 500 Index(R) for the same period was 18.4% and 17.5%, respectively. For this reason, it is anticipated that the price volatility of Nasdaq GOLD may be greater than the price volatility of other market-traded securities which are issued by investment companies based upon indices other than the Index.

       Nasdaq GOLD is also subject to risks other than those associated with an investment in a broad market portfolio of equity securities in that the selection of the securities included in the Trust's portfolio, the expenses associated with the Trust, or other factors distinguishing an ownership interest in a trust from the direct ownership of a portfolio of securities may affect trading in Nasdaq GOLD as compared with trading in a broad market portfolio of equity securities. Nasdaq GOLD is further subject to the risk that extraordinary events may cause any of the parties providing services to the Trust, such as the Trustee, the Sponsor, the Distributor, the Depository, NSCC, or Nasdaq (as the licensor of the Index and the Index calculator) to be closed or otherwise unable to perform such party's obligations as set forth herein and in the agreements between and among such parties. According to the terms of the Trust Agreement, if any of the above named entities fails or is otherwise unable to perform adequately its duties, a successor entity may be named or appointed to assume all duties and obligations of its predecessor. If, however, no suitable successor is available or willing to undertake all such duties and obligations, under the Trust Agreement the Trust will then be terminated (see "Administration of the Trust--Termination").

       The Trustee will ordinarily deliver a portfolio of Securities for each Creation Unit size aggregation of Nasdaq GOLD delivered for redemption, identical in composition to the Securities portion of a Portfolio Deposit as in effect on the date a request for redemption is deemed received by the Trustee (see "Redemption of Nasdaq GOLD"). If a redemption is processed through the Nasdaq GOLD Clearing Process, to the extent that the Securities to be delivered on settlement date are not delivered, they will be covered by NSCC's guarantee of the completion of such delivery. Any Securities not received on settlement date will be marked to the market on a daily basis until delivery is completed. The Trust, to the extent it has not already done so, remains obligated to deliver such Securities to NSCC, and the market risk of any increase in the value of such Securities until delivery is made by the Trust to NSCC could adversely affect the net asset value of the Trust. Investors should note that the Securities to be delivered to a redeemer submitting a redemption request outside of the Nasdaq GOLD Clearing Process that are not delivered to such redeemer are not covered by NSCC's guarantee of completion of such delivery.

       Investors should also note that the size of the Trust in terms of total assets held may change substantially over time and from time to time as Nasdaq GOLD in Creation Unit size aggregations is created and redeemed. Such fluctuations in Trust size should not adversely impact the net asset value per share of Nasdaq GOLD at any time because the amount of the Cash Component or the Cash Redemption Amount upon creations or redemptions, respectively, of Nasdaq GOLD in Creation Unit size aggregations, is determined each day to equate the value of the Portfolio Deposit to the net asset value of the Trust, on a per Creation Unit basis, at the close of business on the day such request is deemed received by the Trustee (see "The Portfolio--Adjustments to the Portfolio Deposit").

       Investors in the Trust should also be aware that there are tax consequences associated with the ownership of Nasdaq GOLD resulting from the distribution, if any, of Trust net dividends and sales of Nasdaq GOLD, as well as the sale of underlying Securities held by the Trust in connection with redemptions or changes in the Index under certain circumstances (see "Tax Status of the Trust--Tax Consequences to Beneficial Owners").


RECENT REVISIONS TO THE INDEX



       Effective on __________, 1998, the method for calculating the Index was revised to a "modified capitalization weighted" methodology which resulted in changes to the weighting of the component securities in the Index on such date. This methodology is expected to promote portfolio weight diversification (thereby limiting domination of the Index by a few large common stocks) while retaining in general the economic attributes of capitalization weighting. Under this methodology, the

Index share weights of the component securities of the Index are subject to quarterly rebalancing, if necessary, to ensure that the relative weighting of the Index Securities continues to meet minimum pre-established requirements for a diversified portfolio (see "The Index--Rebalancing of the Index"). Accordingly, the composition and weighting of the Securities in the Trust will be based upon the Index as calculated in accordance with this new methodology.



IMPACT OF THE YEAR 2000 PROBLEM



       Like other investment funds and financial and business organizations around the world, the Trust relies significantly upon the smooth functioning of computer systems. The Trust could be adversely affected if computer systems, including those used by the Trustee in the administration of the Trust or those used by Nasdaq in the calculation of the Index, do not properly process and calculate date-related information concerning dates after January 1, 2000. Many computer systems in use today were originally written using two digits rather than four to define a particular year. As a result, these computer programs have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. That failure could have a negative impact on the handling of securities trades, pricing, and trust services, among other things. This is commonly known as the "Year 2000 Problem."



       Both Nasdaq and the Trustee have taken steps in their view reasonably necessary to address the Year 2000 Problem with respect to the computer systems they use and to monitor Year 2000 compliance by vendors and external service providers. In 1996, Nasdaq's parent, the National Association of Securities Dealers, Inc., and the Trustee each established offices responsible for coordinating all Year 2000 compliance activities. All Nasdaq systems have been analyzed and a determination has been made about whether to retire, replace, or repair systems. The target month for Year 2000 compliance for mission critical, mission essential and other applications (including the programs responsible for calculating the Index) is December 1998. Nasdaq has also established a test center which has begun testing external systems that interact with Nasdaq; ongoing testing is expected to continue through 1999. Nasdaq is also in the process of providing for independent back-up calculations of the Index to be performed on an intra-day basis beginning well in advance of the Year 2000. Similarly, Year 2000 remediation and internal certification testing by the Trustee of all of its mission critical systems is also expected to be completed in December 1998. This will provide the opportunity to test these systems with customers and external agencies in 1999. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust, and interaction with other non-complying computer systems of other service providers, including DTC and NSCC, may have an adverse effect on the Trust.



       In addition, the Year 2000 Problem is expected to affect business entities, including issuers whose securities are included in the Index, to varying extents based upon a number of factors, including, but not limited to, industry sector and level of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of securities included in the Index and hence included in the Trust.


AFFILIATED RELATIONSHIPS AND TRANSACTIONS

       Investors in the Trust should be aware that the Sponsor of the Trust is a wholly-owned subsidiary of Nasdaq. Nasdaq is the proprietor of the Index as well as the operator of the Nasdaq Stock Market, the marketplace where the Index Securities trade and [where Nasdaq GOLD has been approved for listing] or [which is affiliated through the National Association of Securities Dealers, Inc. with the Amex, where Nasdaq GOLD has been approved for listing]. Under the terms of a license agreement with Nasdaq, the Sponsor has been granted a license to use the Index as a basis for determining the composition of the Trust and to use certain trademarks of Nasdaq in connection with the Trust (see "License Agreement"). Under the terms of the license agreement, the Sponsor pays to Nasdaq an annual licensing fee for use of the Index. The Sponsor ordinarily will seek reimbursement from the Trust for the amount of licensing fees (see "Expenses of the Trust"). However, the Sponsor has committed not to seek reimbursement from the Trust for licensing fees to Nasdaq for the period through the Trust's fiscal year ending September 30, 1999. Thereafter, the Sponsor intends to charge the Trust for the annual licensing fee. The Trust is not required to pay a listing fee to the [Nasdaq Stock Market or Amex] in connection with the listing of Nasdaq GOLD on the [Nasdaq Stock Market or Amex].


       The Index is determined, composed, and calculated by Nasdaq without regard to the Sponsor, the Trust, or the Beneficial Owners of Nasdaq GOLD. Nasdaq has complete control and sole discretion in determining, composing, or calculating the Index or in modifying in any way its method for determining, composing, or calculating the Index in the future.

NASDAQ GOLD TRUST, SERIES 1
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


                    [to be provided upon completion of audit]

NASDAQ GOLD TRUST, SERIES 1
STATEMENT OF FINANCIAL CONDITION
OPENING OF BUSINESS, __________, 1998


-----------------------------------------------------------------------------------------------
ASSETS

       Investment in Securities, at market value (cost $          ) (Note 1)...................
                                                        ----------

       Receivable for balancing cash (Note 1)..................................................

              TOTAL ASSETS....................................................
                                                                                ---------------

LIABILITIES AND INTEREST OF NASDAQ GOLD HOLDERS

              TOTAL LIABILITIES...............................................
                                                                                ---------------

TOTAL NET ASSETS..............................................................
                                                                                ===============

NET ASSET VALUE PER SHARE OF NASDAQ GOLD......................................
                                                                                ===============
(comprised of $       /[number of shares of Nasdaq GOLD] outstanding)
                ------



NOTES TO STATEMENT OF FINANCIAL CONDITION:



       1. Nasdaq GOLD Trust, Series 1 (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Trust's Trustee, in the form of executed securities transactions which will settle within three business days of the Initial Date of Deposit, in exchange for __ ( ) Creation Units of the Trust equivalent to _______ shares of Nasdaq GOLD. An irrevocable letter of credit issued by ____________________, in the amount of $__________ has been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Trust to collateralize the settlement of the executed securities transactions. The value of the Securities is based on the __________, 1998 closing sale prices therefor on The Nasdaq Stock Market.

       2. It is anticipated that the Trust will pay the expenses of its operation, including the fees of its Trustee and payments to Nasdaq for a license to use the Nasdaq-100 Index(R) as a basis for determining the composition and weighting of Securities held by the Trust, as described under "Expenses of the Trust" and "License Agreement" in this Prospectus. The Sponsor has agreed to pay fees and expenses incurred in connection with the organization of the Trust and its registration as an investment company, and such expenses will not be borne by the Trust.



       The Sponsor has also undertaken that on each day during each fiscal year up to and including the fiscal year ending September 30, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 18/100 of one percent (0.18%) per annum of the daily net asset value of the Trust. To the extent during such period the ordinary operating expenses of the Trust do exceed such 0.18% amount, the Sponsor will reimburse the Trust or assume invoices on behalf of the Trust for such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the fiscal year expenses fall below the 0.18% per annum level on any given day (see "Expenses of the Trust" in this Prospectus). The Sponsor has also undertaken for the fiscal year ending September 30, 1999, not to seek reimbursement from the Trust for licensing fees to Nasdaq for use of the Index during such period (see "Licensing Agreement" in this Prospectus).



       3. Nasdaq GOLD is created and redeemed by the Trust only in Creation Unit size aggregations of 25,000 shares of Nasdaq GOLD. Transaction fees of varying amounts are charged to those persons creating or redeeming Creation Units. See "Prospectus Summary - Portfolio Deposits" and "The Trust - Creation of Creation Units" in this Prospectus for further description.

NASDAQ GOLD TRUST, SERIES 1
SCHEDULE OF INVESTMENTS
SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
ON THE OPENING OF BUSINESS,           , 1998
                            ----------

--------------------------------------------------------------------------------


Name of Issuer and Title of Issue               Shares                Value
---------------------------------               ------                -----
                                                                      $






















Total Investments-(Cost $_____________)                               $
                                                                      ==========



See accompanying notes to Statement of Financial Condition.

                                    THE TRUST

       The Trust is a unit investment trust created under the laws of the State of New York pursuant to the Trust Agreement.* The Securities held by the Trust consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the Trust or Portfolio Deposits, confirmations of contracts to purchase such securities (collectively, the "Portfolio").

CREATION OF CREATION UNITS


       On the Initial Date of Deposit, Portfolio Deposits will be deposited with the Trustee via instructions submitted through the clearing processes of NSCC, following placement with the Distributor of orders to create Nasdaq GOLD. The Distributor shall reject any order that is not submitted in proper form. To permit the Trustee to ensure that the process of settlement is working satisfactorily, there shall be no further Portfolio Deposits accepted by the Trustee for a period of three (3) Business Days following the Initial Date of Deposit, and the Sponsor and the Trustee shall jointly announce the day thereafter on which further Portfolio Deposits will be accepted, and trading of Nasdaq GOLD on the [Nasdaq Stock Market or Amex] shall not commence until such date. On or after such date, Portfolio Deposits may be deposited with the Trustee via instructions submitted through the clearing processes of NSCC, following placement with the Distributor of orders to create Nasdaq GOLD. Investors may deposit Portfolio Deposits through the Nasdaq GOLD Clearing Process or directly with the Trustee outside the Nasdaq GOLD Clearing Process. The Transaction Fee will be charged at the time of creation of a Creation Unit size aggregation of Nasdaq GOLD. An additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit


-------------

* Reference is hereby made to the Trust Agreement (a copy of which is available to prospective purchasers of Nasdaq GOLD at the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286 during normal business hours), and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreement.

will be charged to a creator creating outside the Nasdaq GOLD Clearing Process (i.e., depositing Portfolio Deposits directly with the Trustee through DTC), in part due to the increased expense associated with settlement outside the Nasdaq GOLD Clearing Process. See "Prospectus Summary--Transaction Fee" for a detailed description of the amount of the Transaction Fee and the additional amounts and reductions, limitations, and waivers applicable thereto, if any. The shares of the common stock of the Index Securities in a Portfolio Deposit on the Initial Date of Deposit had an aggregate market value of $_______________ (see "Schedule of Investments"). There will be a cash amount included in the Portfolio Deposit on the Initial Date of Deposit in order to make the value of each share of Nasdaq GOLD equal to 1/10th of the value of the Index (see "Marketplace Listing").


       The Trustee and the Sponsor, from time to time and for such periods as they may determine, together may increase* or reduce the amount and/or waive the imposition altogether of the Transaction Fee (and/or the additional amounts charged in connection with creations and/or redemptions outside the Nasdaq GOLD Clearing Process) for certain numbers of Creation Units of Nasdaq GOLD created or redeemed, whether applied solely to creations and/or redemptions made through the Nasdaq GOLD Clearing Process (see "Procedures for Creation of Creation Units"), solely to creations and/or redemptions made outside the Nasdaq GOLD Clearing Process, or to both methods of creation and/or redemption. The Sponsor also reserves the right, from time to time, to vary the number of shares of Nasdaq GOLD per Creation Unit (currently 25,000 shares) and such change may or may not be made in conjunction with a change to the Transaction Fee. The occurrence of any increase, reduction, or waiver of the Transaction Fee (as well as any additional amounts, if applicable) and the number of Creation Units created or redeemed to which such increase,


---------------

* Such increase is subject to the 10 Basis Point Limit discussed above under "Prospectus Summary--Transaction Fee."

reduction, or waiver applies shall be disclosed in the current Nasdaq GOLD Prospectus (see "Prospectus Summary--Transaction Fee"). As of the date hereof, the Sponsor and the Trustee do not contemplate the increase, reduction, variation by lot-size, or waiver of Transaction Fees in connection with the creation or redemption of Nasdaq GOLD or of the additional amounts charged in connection with the creation or redemption of Nasdaq GOLD outside the Nasdaq GOLD Clearing Process beyond that which is discussed herein under the caption "Prospectus Summary--Transaction Fee."


       The shares of common stock of the securities portion of a Portfolio Deposit on any date of deposit will reflect the composition and weighting of the component securities of the Index on such day. The portfolio of Index Securities that is the basis for a Portfolio Deposit varies as changes are made in the composition and weighting of the Index Securities (see "The Portfolio--Adjustments to the Portfolio Deposit"). The Trustee will make available to NSCC prior to the commencement of trading on each Business Day a list of the names and required number of shares of each of the Index Securities in the current Portfolio Deposit as well as the amount of the Income Net of Expense Amount for the previous Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the information regarding the identity and share amounts of the Index Securities of the Portfolio Deposit on the previous Business Day. The identity and share amounts of each of the Index Securities required for a Portfolio Deposit, as in effect on the Initial Date of Deposit, is set forth in the above Schedule of Investments.


       The Sponsor intends to make available, or may designate other persons to make available, on each Business Day, a list of the names and the required number of shares for each of the securities in the current Portfolio Deposit as well as the Income Net of Expense Amount effective through and including the previous Business Day per outstanding share of Nasdaq GOLD. The Sponsor may choose within its discretion to make available, frequently throughout each Business Day, a number representing, on a per share of Nasdaq GOLD basis, the sum of the Income Net of Expense Amount effective through and including the previous Business Day plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit, see "The Portfolio--Adjustments to the Portfolio Deposit"). If the Sponsor elects to make such information available, it would be calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. If the Sponsor elects to make such information available, the inability of the Sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of Nasdaq GOLD on the [Nasdaq Stock Market or Amex]. If such information is made available, investors interested in creating Nasdaq GOLD or purchasing Nasdaq GOLD in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors (including, without limitation, information regarding the Index, the Index Securities, and financial instruments based on the Index).


       Upon receipt of a Portfolio Deposit or Deposits, following placement with the Distributor of an order to create Nasdaq GOLD, the Trustee will deliver Nasdaq GOLD in Creation Unit size aggregations to the Depository. In turn, the Nasdaq GOLD position will be removed from the Trustee's account at the Depository and will be allocated to the account of the DTC Participant acting on behalf of the depositor creating Creation Unit(s) (see "Procedures for Creation of Creation Units" and "Book-Entry-Only System"). Each share of Nasdaq GOLD will represent a fractional undivided interest in the Trust in an amount equal to one
(1) divided by the total number of shares of Nasdaq

GOLD outstanding. The Trustee may reject a request to create Creation Units made by any depositor or group of depositors if such depositor(s), upon the acceptance by the Trustee of such request and the issuance to such depositor(s) of Nasdaq GOLD, would own eighty percent (80%) or more of the outstanding shares of Nasdaq GOLD (see "Tax Status of the Trust"). The Trustee also may reject any Portfolio Deposit or any component thereof under certain other circumstances (see "Procedures for Creation of Creation Units").


       Additional Nasdaq GOLD in Creation Unit size aggregations will be created upon receipt of the appropriate Portfolio Deposits from creators. As additional Nasdaq GOLD in Creation Unit size aggregations is created, the aggregate value of the Portfolio will be increased and the fractional undivided interest in the Trust represented by each share of Nasdaq GOLD will be decreased. As discussed above, under certain circumstances (1) a portion of the securities portion of a Portfolio Deposit may consist of contracts to purchase certain Index Securities or (2) a portion of the Cash Component may consist of cash in an amount to enable the Trustee to purchase such Index Securities (e.g., in the event that the Trustee determines that one or more Index Securities are likely to be unavailable or available in insufficient quantity, or if an entity placing an order to create Nasdaq GOLD is restricted by regulation or otherwise from engaging in a transaction in an Index Security, see "The Portfolio--Adjustments to the Portfolio Deposit"). In the event there is a failure to deliver the Index Securities which are the subject of such contracts to purchase or the Cash Component includes cash in lieu of the delivery of one or more Index Securities, the Trustee will be instructed pursuant to the Trust Agreement to acquire such Index Securities in an expeditious manner. To the extent the price of any such Index Security increases or decreases between the time of creation and the time any such Index Security is purchased and delivered, shares of Nasdaq GOLD will represent fewer or more shares of such Index Security and more or fewer of the other Index Securities in the

Trust. Hence, price fluctuations during the period from the time the cash is received by the Trustee to the time the requisite Index Securities are purchased and delivered will affect the value of all shares of Nasdaq GOLD.

       The identity and appropriate number of shares of the Index Securities required for a Portfolio Deposit are determined in the manner described herein. Due to changes in the composition and weighting of the Index Securities, the composition and weighting of the Securities and the prescribed Portfolio Deposit will also change from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Adjustments to the Portfolio Deposit"). The composition and weighting of the Index Securities to be delivered as part of a Portfolio Deposit are determined daily and reflect the composition of the Index and, together with the Cash Component, have a value equal to the net asset value of the Trust on a per Creation Unit basis at the close of business on the day of request for creation. The composition of the Portfolio is also adjusted from time to time to conform to changes to the Index as described herein and as set forth in the Trust Agreement. As the composition and weighting of the Index Securities change, substantially identical changes to the composition and weighting of the securities portion of the required Portfolio Deposit are made contemporaneously. Corresponding adjustments to the composition and weighting of the Portfolio, however, are not necessarily made contemporaneously with adjustments to the required Portfolio Deposit, but in all cases will be made in accordance with the specifications set forth herein and in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio"). Although the composition and weighting of the securities portion of a Portfolio Deposit change from time to time, the interests of Beneficial Owners will not be adversely affected because the composition of such securities and the aggregate value thereof together with the Cash Component (which may itself have a positive or negative value, as the case may be), will be calculated based upon the proportionate net asset value of the Trust (see "The Portfolio--Adjustments to the Portfolio").

PROCEDURES FOR CREATION OF CREATION UNITS

       To be eligible to place orders with the Distributor to create Nasdaq GOLD in Creation Unit size aggregations, an entity or person must be (1) a Participating Party, with respect to creations through the Nasdaq GOLD Clearing Process or (2) a DTC Participant with respect to creations/redemptions outside the Nasdaq GOLD Clearing Process. All Nasdaq GOLD, however created, will be entered on the records of the Depository in the name of Cede & Co. for the account of a DTC Participant (see "The Trust--Book-Entry-Only System").

       All orders to create Nasdaq GOLD must be placed in multiples of 25,000 shares of Nasdaq GOLD (Creation Unit size). All orders to create Nasdaq GOLD, whether through the Nasdaq GOLD Clearing Process or outside the Nasdaq GOLD Clearing Process, must be received by the Distributor by no later than the closing time of the regular trading session on the Nasdaq Stock Market ("Closing Time") (ordinarily 4:00 p.m. New York time) in each case on the date such order is placed in order for creation of Nasdaq GOLD to be effected based on the net asset value of the Trust as determined on such date. The date on which a creation order (or order to redeem as discussed below) is placed is herein referred to as the "Transmittal Date." Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trustee, pursuant to procedures set forth in the Nasdaq GOLD Participant Agreement, as described below (see "Placement of Creation Orders Using the Nasdaq GOLD Clearing Process" and "Placement of Creation Orders Outside the Nasdaq GOLD Clearing Process"). Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Trustee, the Distributor, a Participating Party, or a DTC Participant.

       Orders to create Creation Unit size aggregations of Nasdaq GOLD shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Nasdaq GOLD Participant Agreement, and that, therefore, orders to create Creation Unit size aggregations of Nasdaq GOLD may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Nasdaq GOLD Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Nasdaq GOLD Participant Agreement. Those placing orders to create Nasdaq GOLD through the Nasdaq GOLD Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date.

       Orders for creation that are effected outside the Nasdaq GOLD Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Nasdaq GOLD Clearing Process. Those persons placing orders outside the Nasdaq GOLD Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of securities and the Cash Component (if required) The DTC Participant notified of an order to create Nasdaq GOLD outside the Nasdaq GOLD Clearing Process shall be required to effect a transfer of (1) the requisite Index Securities through DTC by 11:00 a.m. on the next Business Day immediately following the Transmittal Date in such a way as to replicate the Portfolio Deposit established on the Transmittal Date by the Trustee in calculating the net asset value of the Trust and (2) the Cash Component (if required) through the Federal Reserve Bank wire system so as to be received by the Trustee by 1:00 p.m. on the next Business Day immediately following the Transmittal Date. If the Trustee does not receive both the Index Securities by 11:00 a.m. and the Cash

Component (if required) by 1:00 p.m. on the Business Day immediately following the Transmittal Date, such order shall be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust. If the Cash Component has a negative value, requiring payment of such amount by the Trustee on behalf of the Trust to the creator of Nasdaq GOLD outside the Nasdaq GOLD Clearing Process (i.e., if the sum of dividends on all Securities with ex-dividend dates within the Accumulation Period, plus or minus the Balancing Amount, is less than the accrued expenses and liabilities of the Trust for such period) then payment of such amount by the Trustee to the creator of Nasdaq GOLD via the Depository and the DTC Participants is required to be made no later than 1:00 p.m. on the third (3rd) Business Day immediately following the Transmittal Date.

       All questions as to the number of shares of each of the Index Securities, the amount and identity of the payor of the Cash Component (i.e., the Trustee on behalf of the Trust or the Nasdaq GOLD creator), and the validity, form, eligibility (including time of receipt) and acceptance for deposit of any Index Securities to be delivered shall be determined by the Trustee, whose determination shall be final and binding. The Trustee reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of any Portfolio Deposit or any component thereof if (a) the depositor or group of depositors, upon obtaining the Nasdaq GOLD ordered, would own 80% or more of the current outstanding shares of Nasdaq GOLD (see "Tax Status of the Trust");
(b) the Portfolio Deposit is not in proper form; (c) acceptance of the Portfolio Deposit would have certain adverse tax consequences (see "Tax Status of the Trust"); (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trustee, have an adverse effect on the Trust or the rights of Beneficial Owners; or (f) in the event that circumstances outside the control of the Trustee make it for all practical purposes impossible to process creations of Nasdaq GOLD. The Trustee will provide notice of its reasons for rejection of a creation order in respect of a Portfolio Deposit or any component thereof. The Trustee and the Sponsor shall not incur any liability in connection with any notification of defects or irregularities in the delivery of Portfolio Deposits or any component thereof or in connection with the rejection of a creation order.


       A list of the Participating Parties or DTC Participants that have executed a Nasdaq GOLD Participant Agreement (as hereinafter defined) is available at the office of the Trustee at 101 Barclay Street, New York, New York 10286 and the office of the Distributor at _______________________ during normal business hours.

PLACEMENT OF CREATION ORDERS USING THE NASDAQ GOLD CLEARING PROCESS

       Portfolio Deposits created through the Nasdaq GOLD Clearing Process must be delivered through a Participating Party (see "Prospectus Summary--Portfolio Deposits") that has executed a participant agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms, the "Nasdaq GOLD Participant Agreement"). The Nasdaq GOLD Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions from the Trustee to NSCC, the Participating Party agrees to transfer the requisite Index Securities (or contracts to purchase such Index Securities that are expected to be delivered in a "regular way" manner by the third (3rd) NSCC Business Day) and the Cash Component (if required) to the Trustee, together with such additional information as may be required by the Trustee. An order to create Nasdaq GOLD through the Nasdaq GOLD Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and
(ii) all other procedures set forth in the Nasdaq GOLD Participant Agreement are properly followed.


       Nasdaq GOLD may also be created in advance of the receipt by the Trustee of all or a portion of the securities portion of the Portfolio Deposit relating to such shares of Nasdaq GOLD. In such cases, the Participating Party will remain liable for the full deposit of the missing portion(s) of the Portfolio Deposit and will be required to post collateral with the Trustee consisting of cash at least equal to 115% of the marked-to-market value of such missing portion(s). The Trustee will hold such collateral in an account separate and apart from the Trust. Information concerning the procedures for such cash collateralization is available from the Distributor. The Nasdaq GOLD Participant Agreement for any Participating Party intending to follow such procedures will contain terms and conditions permitting the Trust to use such collateral to buy the missing portion(s) of the Portfolio Deposit at any time and will subject such Participating Party to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of such collateral. The Trust will have no liability for any such shortfall. The Trustee will return any unused portion of the collateral to the Participating Party once the entire Portfolio Deposit has been properly received by the Trustee and deposited into the Trust.



       The requirement to post collateral will not apply in instances where the Trustee, in its discretion, has included in the Cash Component of a Portfolio Deposit the cash equivalent value of one or more Index Securities either because the Trustee determines that one or more Index Securities are likely to be unavailable or available in insufficient quantity, or if the entity placing an order to create Nasdaq GOLD is restricted by regulation or otherwise from engaging in a transaction in an Index Security (see "The Portfolio--Adjustments to the Portfolio Deposit").

PLACEMENT OF CREATION ORDERS OUTSIDE THE NASDAQ GOLD CLEARING PROCESS


       Portfolio Deposits created outside the Nasdaq GOLD Clearing Process must be delivered through a DTC Participant that has executed a Nasdaq GOLD Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order creating Nasdaq GOLD to be effected outside the Nasdaq GOLD Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Nasdaq GOLD Clearing Process and that the creation of Nasdaq GOLD will instead be effected through a transfer of securities and cash. The Portfolio Deposit transfer must be ordered by the DTC Participant in a timely fashion so as to ensure the delivery of the requisite number of Index Securities through DTC to the account of the Trustee by no later than 11:00 a.m. of the next Business Day immediately following the Transmittal Date. All questions as to the number of Index Securities to be delivered, and the validity, form, and eligibility (including time of receipt) for the deposit of any tendered securities will be determined by the Trustee, whose determination shall be final and binding. On days when the Cash Component is an amount payable to the Trustee (i.e., when the Cash Component has a positive value), the cash equal to the Cash Component must be transferred directly to the Trustee through the Federal Reserve Bank wire system in a timely manner so as to be received by the Trustee no later than 1:00 p.m. on the next Business Day immediately following the Transmittal Date. An order to create Nasdaq GOLD outside the Nasdaq GOLD Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Nasdaq GOLD Participant Agreement are properly followed. However, if the Trustee does not receive both the requisite Index Securities and the Cash Component (if required) in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the

Distributor, such canceled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust. The delivery of Nasdaq GOLD so created will occur no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor. The payment of the Cash Component (at times when such amount is to be paid to the creator of Nasdaq GOLD from the Trustee) is required to be made through the Federal Reserve Bank wire system no later than the third (3rd) Business Day immediately following the Transmittal Date. Under the current schedule, the total fee charged in connection with the creation of one Creation Unit outside the Nasdaq GOLD Clearing Process would be an amount not to exceed $4,000 (see "Prospectus Summary--Transaction Fee").


BOOK-ENTRY-ONLY SYSTEM

            The Depository acts as securities depository for Nasdaq GOLD. Shares of Nasdaq GOLD are represented by a single global security (the "Global Security"), which is registered in the name of Cede & Co., as nominee for the Depository and deposited with, or on behalf of, the Depository. Certificates will not be issued for Nasdaq GOLD.

       The Depository has advised the Sponsor and the Trustee as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants (the "DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository.* Access to the Depository system is also available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants"). The Depository agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

       Upon the settlement date of any creation, transfer, or redemption of Nasdaq GOLD, the Depository will credit or debit, on its book-entry registration and transfer system, the number of shares of Nasdaq GOLD so created, transferred, or redeemed to the accounts of the appropriate DTC Participants. The accounts to be credited and charged shall be designated by the Trustee to NSCC, in the case of a creation or redemption through the Nasdaq GOLD Clearing Process, or by the Trustee and the DTC Participant, in the case of a creation or redemption transacted outside of the Nasdaq GOLD Clearing Process (see "The Trust--Procedures for Creation of Creation Units" and "Redemption of Nasdaq GOLD"). Beneficial ownership of Nasdaq GOLD is limited to DTC Participants, Indirect Participants, and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in Nasdaq GOLD (owners of such beneficial interests are referred to herein as "Beneficial Owners") will be shown on, and the transfer of ownership will be effected only through, records maintained by the Depository (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of Nasdaq GOLD.

---------------


* As of September 30, 1998, the National Association of Securities Dealers, Inc., the parent company of Nasdaq, owns 4.65211% of the issued and outstanding shares of common stock of the Depository. Also as of such date, the Trustee owns 4.19892% of the issued and outstanding shares of the common stock of the Depository.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of certain investors to acquire beneficial interests in Nasdaq GOLD.

       So long as Cede & Co., as nominee of the Depository, is the registered owner of Nasdaq GOLD, references herein to the registered or record owners of Nasdaq GOLD shall mean Cede & Co. and shall not mean the Beneficial Owners of Nasdaq GOLD. Beneficial Owners of Nasdaq GOLD will not be entitled to have Nasdaq GOLD registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the record or registered holder thereof under the Trust Agreement. Accordingly, each Beneficial Owner must rely on the procedures of the Depository, the DTC Participant, and any Indirect Participant through which such Beneficial Owner holds its interests, to exercise any rights of a holder of Nasdaq GOLD under the Trust Agreement. The Trustee and the Sponsor understand that under existing industry practice, in the event the Trustee requests any action of Nasdaq GOLD holders, or a Beneficial Owner desires to take any action that the Depository, as the record owner of all outstanding shares of Nasdaq GOLD, is entitled to take, the Depository would authorize the DTC Participants to take such action and that the DTC Participants would authorize the Indirect Participants and Beneficial Owners acting through such DTC Participants to take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

       As described above, the Trustee recognizes the Depository or its nominee as the owner of all Nasdaq GOLD for all purposes except as expressly set forth in the Trust Agreement. Conveyance of all notices, statements, and other communications to Beneficial Owners is effected as follows. Pursuant to the agreement between the Trustee and the Depository (as the same may be from time to time amended in accordance with its terms, the "Depository Agreement"), the Depository is required to make available to the Trustee upon request and for a fee to be charged to the Trust a listing of the Nasdaq GOLD holdings of each DTC Participant. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners holding Nasdaq GOLD, directly or indirectly, through such DTC Participant. The Trustee shall provide each such DTC Participant with copies of such notice, statement, or other communication, in such form, number, and at such place as such DTC Participant may reasonably request, in order that such notice, statement, or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trustee on behalf of the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

       Nasdaq GOLD distributions shall be made to the Depository or its nominee, Cede & Co., as the registered owner of all Nasdaq GOLD. The Trustee and the Sponsor expect that the Depository or its nominee, upon receipt of any payment of distributions in respect of Nasdaq GOLD, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in Nasdaq GOLD as shown on the records of the Depository or its nominee. The Trustee and the Sponsor also expect that payments by DTC Participants to Indirect Participants and Beneficial Owners of Nasdaq GOLD held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name," and will be the responsibility of such DTC Participants. Neither the Trustee nor the Sponsor has or will have any responsibility or liability for any aspect of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in Nasdaq GOLD, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.


       The Depository may determine to discontinue providing its service with respect to Nasdaq GOLD at any time by giving notice to the Trustee and the Sponsor and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for the Depository to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust (see "Administration of the Trust--Termination").


                                  THE PORTFOLIO

       Because the objective of the Trust is to provide investment results that correspond substantially to the price and yield performance of the Index, the Portfolio will at any time consist of as many of the Index Securities as is practicable and under most circumstances, all of the Index Securities. It is anticipated that cash or cash items normally would not be a substantial part of the Trust's net assets. Although the Trust may at any time fail to own certain of the Index Securities, the Trust will be substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correspondence between the investment performance of the Index and that derived from ownership of Nasdaq GOLD.

ADJUSTMENTS TO THE PORTFOLIO

       The Index is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market (see "The Index"). At any moment in time, the value of the Index equals the aggregate value of the then-current Index share weights of each of the component 100 Index Securities multiplied by each such security's respective last sale price on the Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the hundreds of billions) to a lower order of magnitude which is more desirable for Index reporting purposes.*


       Periodically (typically, several times per quarter), Nasdaq may determine that total shares outstanding have changed in one or more Index Securities due to secondary offerings, repurchases, conversions, or other corporate actions. Under such circumstances, in accordance with Nasdaq policies and procedures for making adjustments to the Index, the Index share weights would be adjusted by the same percentage amounts by which the total shares outstanding have changed in such Index Securities. Additionally, Nasdaq may periodically (ordinarily, several times per quarter) replace one or more component securities in the Index due to mergers, acquisitions, bankruptcies, or other market conditions, or due to delistings if an issuer chooses to list its securities on another marketplace, or if the issuers of such component securities fail to meet the criteria for continued inclusion in the Index (see "The Index"). For example, for the 1996 and 1997 calendar years, there were 7 and 8 company changes, respectively, made during those years due to corporate actions (e.g., mergers, acquisitions, bankruptcies) and 15 and 11 other company changes, respectively, made at year-end in connection with Nasdaq's annual evaluation process for determining the securities comprising the Index for the upcoming year (see "The Index--Index Security Eligibility Criteria and Annual Ranking Review"). The ratio of the market capitalization of the securities replaced in the

---------------


* For example, on October 9, 1998 the aggregate value of the then current Index share weights of each of the Index Securities multiplied by their respective last sale price on the Nasdaq Stock Market was $993,152,270,000, the divisor was 829,099,920, and the reported Index value was 1,197.87.

Index in 1996 and 1997 to the total market capitalization of the securities comprising the Index at year-end was 9.0% and 5.7%, respectively.

       The Index share weights, which are based upon the total shares outstanding in each of the 100 Index Securities, are additionally subject, in certain cases, to a rebalancing in order to ensure that the relative weightings of the Index Securities continue to meet minimum pre-established requirements for a diversified portfolio (see "The Index--Rebalancing of the Index"). Ordinarily, whenever there is a change in Index share weights or a change in a component security included in the Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.


       Because the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the Index, composition and weighting changes, and associated divisor changes to the Index, create the need for the Trustee to make corresponding adjustments to the Securities held in the Trust as described below.



       The Trustee adjusts the composition of the Portfolio from time to time to conform to changes in the composition and/or weighting of the Index Securities. The Trustee aggregates certain of these adjustments and makes conforming changes to the Trust's portfolio at least monthly; however, adjustments are made more frequently in the case of changes to the Index that are significant. Specifically, the Trustee is required to adjust the composition of the Portfolio at any time that there is a change in the identity of any Index Security (i.e., a substitution of one security in replacement of another), which adjustment is to be made within three (3) Business Days before or after the day on which the change in the identity of such Index Security is scheduled to take effect at the close of the market. Although the investment objective of the Trust is to provide investment results which resemble the performance of the Index, it is not always efficient to replicate identically the share composition of the Index if the transaction costs incurred by the Trust in so adjusting the Portfolio would exceed the expected misweighting that would ensue by failing to replicate identically minor and insignificant share changes to the Index. Accordingly, to further the investment objective of the Trust, minor misweightings are generally permitted within the guidelines set forth below. The Trustee is required to adjust the composition of the Portfolio at any time that the weighting of any Security varies in excess of one hundred and fifty percent (150%) of a specified percentage (a "Misweighting Amount"), from the weighting of such Security in the Index (a "Misweighting"). The Misweighting Amounts vary depending on the net asset value of the Trust and are set forth in the table below:



       Net Asset Value                                 Misweighting
         of the Trust                                     Amount
       ---------------                                 ------------

       Less than $25,000,000                               0.25%
       $25,000,000 - $99,999,999                           0.20%
       $100,000,000 - $499,999,999                         0.10%
       $500,000,000 - $999,999,999                         0.05%
       $1,000,000,000 and over                             0.02%


       The Trustee shall examine each Security in the Portfolio on each Business Day, comparing the weighting of each such Security in the Portfolio to the weighting of the corresponding Index Security in the Index, based on prices at the close of the market on the preceding Business Day (a "Weighting Analysis"). In the event that there is a Misweighting in any Security in excess of one hundred and fifty percent (150%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. Also, on a monthly basis, the Trustee shall perform a Weighting Analysis for each Security in the Portfolio, and in any case where there exists a Misweighting exceeding one hundred percent (100%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the applicable Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. In the case of any adjustment to the Portfolio due to a Misweighting as described herein, the purchase or sale of securities necessitated by such adjustment shall be made within three (3) Business Days of the day on which such Misweighting is determined. In addition to the foregoing adjustments, the Trustee reserves the right to make additional adjustments periodically to Securities that may be misweighted by an amount within the applicable Misweighting Amount in order to reduce the overall Misweighting of the Portfolio.

       The foregoing guidelines with respect to Misweightings shall also apply to any Index Security that (1) is likely to be unavailable for delivery or available in insufficient quantity for delivery or (2) cannot be delivered to the Trustee due to restrictions prohibiting a creator from engaging in a transaction involving such Index Security. Upon receipt of an order for a Creation Unit that will involve such an Index Security, the Trustee shall determine whether the substitution of cash for such Index Security will cause a Misweighting in the Trust's Portfolio with respect to such Index Security. If a Misweighting results, the Trustee shall purchase the required number of shares of such Index Security on the opening of the market on the following Business Day. If a Misweighting does not result and the Trustee would not hold cash in excess of the permitted amounts described below, the Trustee may hold such cash or, if such an excess would result, make the required adjustments to the Portfolio in accordance with the procedures described herein.

       Pursuant to these guidelines the Trustee shall calculate the required adjustments and shall purchase and sell the appropriate securities. As a result of the purchase and sale of securities in accordance with these requirements, or the creation of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains) as a result of such transactions, which amount shall not exceed for more than five (5) consecutive Business Days 5/10th of 1 percent of the aggregate value of the Securities. In the event that the Trustee has made all required adjustments and is left with cash in excess of 5/10th of 1 percent of the aggregate value of the Securities, the Trustee shall use such cash to purchase additional Index Securities that are under-weighted in the Portfolio as compared to their relative weighting in the Index, although the Misweighting of such Index Securities may not be in excess of the applicable Misweighting Amount.


       In addition to adjustments to the Portfolio from time to time to conform to changes in the composition or weighting of the Index Securities, the Trustee is also ordinarily required to sell Securities to obtain sufficient cash proceeds for the payment of Trust fees and expenses at any time that projected annualized fees and expenses accrued on a daily basis exceed projected annualized dividends and other Trust income accrued on a daily basis by more than 1/100 of one percent (0.01%) of the net asset value of the Trust (see "Expenses of the Trust"). Whenever the 0.01% threshold is exceeded, the Trustee will sell sufficient Securities to cover such excess no later than the next occasion it is required to make adjustments to the Portfolio due to a Misweighting, unless the Trustee determines, in its discretion, that such a sale is unnecessary because the cash to be generated is not needed by the Trust at that time for the payment of expenses then due or because the Trustee otherwise determines that such a sale is not warranted or advisable. At the time of the sale, the Trustee shall first sell Securities that are over-weighted in the Portfolio as compared to their relative weighting in the Index.

       All adjustments to the Portfolio held by the Trustee shall be made by the Trustee pursuant to the foregoing specifications and as set forth in the Trust Agreement and shall be non-discretionary. All portfolio adjustments will be made as described herein unless such adjustments would cause the Trust to lose its status as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Additionally, the Trustee is required to adjust the composition of the Portfolio at any time if it is necessary to ensure the continued qualification of the Trust as a regulated investment company (see "Tax Status of the Trust"). The adjustments provided herein are intended to conform the composition and weighting of the Portfolio, to the extent practicable, to the composition and weighting of the Index Securities. Such adjustments are based upon the Index as it is currently determined by Nasdaq. To the extent that the method of determining the Index is changed by Nasdaq in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor shall have the right to amend the Trust Agreement, without the consent of the Depository or Beneficial Owners, to conform the adjustments provided herein and in the Trust Agreement to such changes so that the objective of tracking the Index is maintained.

       In making the adjustments described herein, the Trustee shall rely on information made publicly available by Nasdaq as to the composition and weighting of the Index Securities. If the Trustee becomes incapable of obtaining or processing such information or NSCC is unable to receive such information from the Trustee on any Business Day, then the Trustee shall use the composition and weighting of the Index Securities for the most recently effective Portfolio Deposit for the purposes of all adjustments and determinations described herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until the earlier of (a) such time as current information with respect to the Index Securities is available or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive

Business Days have elapsed, the composition and weighting of the Securities (as opposed to the Index Securities) shall be used for the purposes of all adjustments and determinations herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until current information with respect to the Index Securities is available.

       At such time as the Trustee gives written notice of the termination of the Trust (see "Administration of the Trust--Termination"), from and after the date of such notice the Trustee shall use the composition and weighting of the Securities held in the Trust as of such notice date (as opposed to the composition and weighting of the Index Securities) for the purpose and determination of all redemptions or other required uses of the securities portion of the Portfolio Deposit.


       From time to time Nasdaq may make adjustments to the composition of the Index as a result of a merger or acquisition involving one or more of the Index Securities. In such cases, the Trust, as shareholder of securities of an issuer that is the object of such merger or acquisition activity, may receive various offers from would-be acquirors of the issuer. The Trustee is not permitted to accept any such offers until such time as it has been determined that the securities of the issuer will be removed from the Index. In selling the securities of such issuer after it has been determined that the security will be removed from the Index, the Trust may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in Index Securities in accordance with the criteria set forth above. Any securities received as a part of the consideration that are not Index Securities will be sold as soon as practicable and the cash proceeds of such sale will be reinvested in accordance with the criteria set forth above.

       Purchases and sales of Securities resulting from the adjustments described above will be made in the share amounts dictated by the foregoing specifications, whether round lot or odd lot. Certain Index Securities, however, may at times not be available in the quantities that the foregoing calculations require. For this and other reasons, precise duplication of the proportionate relationship between the Portfolio and the Index Securities may not ever be attained but nevertheless will continue to be the objective of the Trust in connection with all acquisitions and dispositions of Securities.

       The Trust is a unit investment trust registered under the 1940 Act and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes to a portfolio of securities on the basis of economic, financial, and market analyses. The Portfolio held by the Trust, however, is not managed. Instead, the only purchases and sales that are made with respect to the Portfolio will be those necessary to create, to the extent feasible, a portfolio that is designed to replicate the Index to the extent practicable, taking into consideration the adjustments referred to above. Since no attempt is made to "manage" the Trust in the traditional sense, the adverse financial condition of an issuer will not be the basis for the sale of its securities from the Portfolio unless the issuer is removed from the Index.

       The Trust will be liquidated on the fixed Mandatory Termination Date unless terminated earlier under certain circumstances (see "Administration of the Trust--Termination"). In addition, Beneficial Owners of Nasdaq GOLD in Creation Unit size aggregations have the right to redeem in kind (see "Redemption of Nasdaq GOLD").

ADJUSTMENTS TO THE PORTFOLIO DEPOSIT

       On each Business Day following the Initial Date of Deposit (each such day an "Adjustment Day") , the number of shares and/or identity of each of the Index Securities in a Portfolio Deposit is adjusted in accordance with the following procedure. At the close of the market on each Adjustment

Day, the Trustee calculates the net asset value of the Trust (see "Valuation"). The net asset value is divided by the number of all outstanding shares of Nasdaq GOLD multiplied by 25,000 shares in one Creation Unit aggregation resulting in a net asset value per Creation Unit (the "NAV Amount"). The Trustee then calculates the number of shares (without rounding) of each of the component securities of the Index in a Portfolio Deposit for the following Business Day ("Request Day"), such that (1) the market value at the close of the market on Adjustment Day of the securities to be included in the Portfolio Deposit on Request Day, together with the Income Net of Expense Amount effective for requests to create or redeem on Adjustment Day, equals the NAV Amount and (2) the identity and weighing of each of the securities in a Portfolio Deposit mirrors proportionately the identity and weighting of the securities in the Index, each as in effect on Request Day. For each security, the number resulting from such calculation is rounded to the nearest whole share, with a fraction of
0.50 being rounded up. The identities and number of shares of the securities so calculated constitute the securities portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as the Securities ordinarily to be delivered by the Trustee in the event of a request for redemption of Nasdaq GOLD in Creation Unit size aggregations on Request Day and thereafter until the following Adjustment Day (see "Redemption of Nasdaq GOLD"). In addition to the foregoing adjustments, in the event that there shall occur a stock split, stock dividend, or reverse split with respect to any Index Security, the Portfolio Deposit shall be adjusted to take account of such stock split, stock dividend, or reverse split by applying the stock split, stock dividend, or reverse stock split multiple (e.g., in the event of a two-for-one stock split of an Index Security, by doubling the number of shares of such Index Security in the prescribed Portfolio Deposit), in each case rounded to the nearest whole share, with a fraction of 0.50 being rounded up.

       On Request Day and on each day that a request for the creation or redemption of Nasdaq GOLD in Creation Unit size aggregations is deemed received, the Trustee calculates the market value of the securities portion of the Portfolio Deposit as in effect on Request Day as of the close of the market and adds to that amount the Income Net of Expense Amount effective for requests to create or redeem on Request Day (such market value and Income Net of Expense Amount are collectively referred to herein as the "Portfolio Deposit Amount"). The Trustee then calculates the NAV Amount, based on the close of the market on Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount is the "Balancing Amount." The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, (1) differences in the market value of the securities in the Portfolio Deposit and the market value of the Securities on Request Day and (2) any variances from the proper composition of the Portfolio Deposit.

       Notwithstanding the foregoing, on any Adjustment Day on which (a) no change in the identity and/or share weighting of any Index Security is scheduled to take effect that would cause the Index divisor to be adjusted after the close of the market on such Business Day,* and (b) no stock split, stock dividend, or reverse stock split with respect to any Index Security has been declared to take effect on the corresponding Request Day, the Trustee reserves the right to forego making any adjustment to the securities portion of the Portfolio Deposit and to use the composition and weighting of the Index Securities for the most recently effective Portfolio Deposit for the Request Day following such Adjustment Day. In addition, the Trustee further reserves the right to calculate the adjustment to the number of shares and/or identity of the Index Securities in a Portfolio Deposit as described


-------------

* Nasdaq normally publicly announces changes in the identity and/or weighting of the Index Securities in advance of the actual changes.

above except that such calculation would be employed two (2) Business Days rather than one (1) Business Day prior to Request Day.

       As previously discussed, the sum of the Income Net of Expense Amount and the Balancing Amount in effect at the close of business on Request Day are collectively referred to as the Cash Component (with respect to creations of Nasdaq GOLD) or the Cash Redemption Amount (with respect to redemptions of Nasdaq GOLD) (see "Prospectus Summary--Portfolio Deposits" and "Prospectus Summary-- Redemption"). If the resulting Cash Component has a positive value, then the creator of Nasdaq GOLD will be obligated to pay such cash to the Trustee in connection with orders to create Nasdaq GOLD; if the resulting Cash Component has a negative value, then such cash shall be paid by the Trustee on behalf of the Trust to the creator of Nasdaq GOLD. Similarly, if the resulting Cash Redemption Amount has a positive value, then such cash shall be transferred to a redeemer by the Trustee on behalf of the Trust in connection with orders to redeem Nasdaq GOLD; if the resulting Cash Redemption Amount has a negative value, then such cash shall be paid by the redeemer of Nasdaq GOLD to the Trustee on behalf of the Trust.

       In the event that the Trustee has included the cash equivalent value of one or more Index Securities in the Portfolio Deposit because the Trustee has determined that such Index Securities are likely to be unavailable or available in insufficient quantity for delivery, the Portfolio Deposit so constituted shall dictate the Index Securities to be delivered in connection with the creation of Nasdaq GOLD in Creation Unit size aggregations and upon the redemption of Nasdaq GOLD in Creation Unit size aggregations for all purposes hereunder until such time as the securities portion of the Portfolio Deposit is subsequently adjusted. Brokerage commissions incurred by the Trustee in connection with the acquisition of any such Index Securities will be at the expense of the Trust and will affect the value of all Nasdaq GOLD.

       In connection with the creation or redemption of Nasdaq GOLD, if an investor is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee, in its discretion, shall have the right to include the cash equivalent value of such Index Securities in the Portfolio Deposit in the calculation of the Cash Component (or the Cash Redemption Amount as the case may be) in lieu of the inclusion of such Index Securities in the securities portion of the Portfolio Deposit for the particular affected investor. The amount of such cash equivalent payment shall be used by the Trustee in accordance with the guidelines regarding allowable Misweightings and permitted amounts of cash (see "Adjustments to the Portfolio") which may require the Trustee to purchase the appropriate number of shares of the Index Security that such investor was unable to purchase. In any such case such investor shall pay the Trustee the standard Transaction Fee, plus an additional amount per Creation Unit aggregation not to exceed (3) times the Transaction Fee applicable for a Creation Unit.



       The Trustee, in its discretion, upon the request of the redeeming investor, may redeem Creation Units in whole or in part by providing such redeemer with a portfolio of Securities differing in exact composition from the Index Securities but not differing in net asset value from the then-current Portfolio Deposit. Such a redemption is likely to be made only if it were to be determined that this composition would be appropriate in order to maintain the Portfolio of the Trust in correlation to the modified capitalization-weighted composition of the Index, for instance in connection with a replacement of one of the Index Securities (e.g., due to a merger, acquisition, or bankruptcy).

SELECTION AND ACQUISITION OF SECURITIES

       In prescribing the method described above for selecting the Index Securities that constitute the prescribed Portfolio Deposit from time to time, the Sponsor intends to replicate, to the extent practicable, the composition and weighting of the Index Securities as of the relevant date.


       Because certain of the Securities from time to time may be sold or their relative percentages changed under certain circumstances as described herein, no assurance can be given that the Trust will retain for any length of time its size and composition (see "Adjustments to the Portfolio"). Also, the deposit of additional Portfolio Deposits and the redemption of Nasdaq GOLD in Creation Unit size aggregations will affect the size and composition of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure, or defect in any of the Securities.


                                    THE INDEX

       The Sponsor selected the Nasdaq-100 Index(R) as the basis for the selection of the Securities to be held by the Trust because, in the opinion of the Sponsor, the Index constitutes a broadly diversified segment of the largest and most actively traded securities listed on the Nasdaq Stock Market. Additionally, the Index has achieved wide acceptance by both investors and market professionals. Specifically, the Index is composed of 100 of the largest and most actively traded non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market.

       The Index was first published in January 1985, and includes companies across a variety of major industry groups. As of _______, 1998, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: computer and office equipment (___%), computer software/services (___%), telecommunications (___%), retail/wholesale trade (___%), biotechnology (___%), services (___%), health care (___%), manufacturing (___%) and transportation (___%). The identity and capitalization weightings of the five largest companies represented in the Index as of ______, 1998 were as follows: Microsoft Corporation (____%), Intel Corporation (___%), Cisco Systems, Inc. (___%), Dell Computer Corporation (___%), and MCI WORLDCOM, Inc. (___%). Current information regarding the market value of the Index is available from Nasdaq as well as numerous market information services. The Index is determined, comprised, and calculated by Nasdaq without regard to the Trust.


       The Sponsor, which is wholly-owned by Nasdaq, has been granted a license to use the Index as a basis for determining the composition of the Trust and to use certain trademarks of Nasdaq in connection with the Trust (see "License Agreement"). Nasdaq is not responsible for and shall not participate in the creation or sale of Nasdaq GOLD or in the determination of the timing of, prices at, or quantities and proportions in which purchases or sales of Index Securities or Securities shall be made.


       The Index share weights of the component securities of the Index at any time are based upon the total shares outstanding in each of the 100 Index Securities and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Index Securities continues to meet minimum pre-established requirements for a diversified portfolio (see "Rebalancing of the Index"). Accordingly, each Index Security's influence on the value of the Index is directly proportional to the value of its Index share weight. The percentage of the Trust's assets invested in each of the Index Securities is intended to approximate the percentage each Index Security represents in the Index.



       The following table shows the actual performance of the Index for the years 1985 through September 1998. Stock prices fluctuated widely during this period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss that may be generated by the Index in the future, nor should the results be considered as a representation of the performance of the Trust. In addition, on _______, 1998 the Index share weights of the component securities in the Index were rebalanced in accordance with the "modified capitalization weighted" methodology implemented on such date (see "Rebalancing of the Index"). Hence, the performance of the Index after ________, 1998 will reflect the performance of the securities in the Index as calculated in accordance with the revised Index methodology.

                                                   POINT CHANGE IN                             CALENDAR YEAR-
             CALENDAR YEAR-END INDEX VALUE*           INDEX FOR            YEAR % CHANGE        END DIVIDEND
 YEAR          (JANUARY 31, 1985= 125.00)           CALENDAR YEAR*           IN INDEX*            YIELD**
------------------------------------------------------------------------------------------------------------
1985***        ................    132.29                 7.29                  5.83%                N/A
1986           ................    141.41                 9.12                  6.89%               0.33%
1987           .................   156.25                14.84                 10.49%               0.41%
1988           ................    177.41                21.16                 13.54%               0.47%
1989           ................    223.84                46.43                 26.17%               0.91%
1990           ................    200.53               -23.31                -10.41%               1.07%
1991           ................    330.86               130.33                 64.99%               0.53%
1992           ................    360.19                29.33                  8.86%               0.55%
1993           ................    398.28                38.09                 10.57%               0.52%
1994           ................    404.27                 5.99                  1.50%               0.46%
1995           ................    576.23               171.96                 42.54%               0.26%
1996           ................    821.36               245.13                 42.54%               0.11%
1997           ................    990.80               169.44                 20.63%               0.13%
1998 (as of September 30, 1998)   1345.48               354.68                 35.80%               0.06%****



* Source: Nasdaq. Year-end index values shown do not reflect reinvestment of dividends or costs, such as brokerage charges and transaction costs.
** Source: Nasdaq. Dividend yields are obtained by dividing the aggregate cash dividends for the year by the aggregate market value of the component securities in the Index at year-end.
*** 1985 data is for the eleven month period from January 31, 1985 through December 31, 1985.
**** Nine month dividend yield for the period from January 1, 1998 through September 30, 1998. By comparison, the twelve month dividend yield for the period from September 30, 1997 through September 30, 1998 was 0.09%.

INDEX SECURITY ELIGIBILITY CRITERIA AND ANNUAL RANKING REVIEW

       To be eligible for inclusion in the Index, a security must be traded on the Nasdaq National Market tier of the Nasdaq Stock Market and meet the following criteria:

-      the security must be of a non-financial company;

-      only one class of security per issuer is allowed;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have average daily trading volume of at least 100,000 shares per day;

- the security must have "seasoned" on the Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

- if a security would otherwise qualify to be in the top 25% of the issuers included in the Index by market capitalization, then the "seasoning" criteria would not apply; and

- if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on the Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading.

       The Index Securities are evaluated annually based on market data as of the end of October as follows (such evaluation is referred to herein as the "Annual Ranking Review"). Securities listed on the Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value as of the end of October. Index-eligible securities which are already in the Index and which are in the top 150 eligible securities (based on market value) are retained in the Index provided that such security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index which have the largest market capitalization. The list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index Security is no longer traded on the Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the Index, the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Index eligibility criteria listed above.

       In addition to the Annual Ranking Review, the securities in the Index are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is ordinarily made to the Index on the evening prior to the effective date of such corporate action. Otherwise, if the change in total shares outstanding is less then 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Index Share weights for such Index Securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such Index Securities. Ordinarily, whenever there is a change in Index share weights or a change in a component security included in the Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.

REBALANCING OF THE INDEX

       Effective as of ____________, the Index has been calculated under a "modified capitalization- weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest component securities from necessary weight rebalancings.

       Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the Index Securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Index (i.e., as a 100-stock index, the average percentage weight in the Index is 1.0%).


       Such quarterly examination will result in an Index rebalancing if either one or both of the following two weight distribution requirements are not met:
(1) the current weight of the single largest market capitalization stock in the Index must be less than or equal to 24.0% and (2) the "collective weight" of those stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%.


       If either one or both of these weight distribution requirements are not met upon quarterly review, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest stock in the Index exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the largest stock to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

       The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the stock in the ranking, the less the scale-up of its weight.

       In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

       Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

       Then, to complete the rebalancing procedure, once the final percent weights of each stock in the Index are set, the Index share weights will be determined based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Index weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Index divisor will be made to ensure continuity of the Index. Effective on ________, 1998, the Index was rebalanced in accordance with the above methodology. As a result of the rebalancing, the Index share weights of the five (5) stocks whose unadjusted weights were in excess of 4.5% were adjusted downwards on such date as follows:
Microsoft Corporation (from ___% to ___%), Intel Corporation (from ___% to ___%), Cisco Systems, Inc. (from ___% to ___%), Dell Computer Corporation (from
___% to ___%), and MCI WORLDCOM, Inc. (from ___% to ___%).



                                LICENSE AGREEMENT

       Under the terms of a license agreement with Nasdaq (the "License Agreement"), the Sponsor has been granted a license to use the Index as a basis for determining the composition of the Trust and to use certain trade names, trademarks, and service marks of Nasdaq in connection with the Trust. The License Agreement may be amended by the parties thereto without the consent of any of the Beneficial Owners of Nasdaq GOLD. Currently, the License Agreement is scheduled to expire five years from the commencement date of trading of Nasdaq GOLD, in accordance with its terms and is subject to a five year renewal period following such date. The parties thereto may extend the term of the License Agreement beyond such date without the consent of any of the Beneficial Owners of Nasdaq GOLD.

       Under the terms of the License Agreement, the Sponsor pays to Nasdaq an annual licensing fee for use of the Index. The Sponsor ordinarily will seek reimbursement from the Trust for the amount of licensing fees (see "Expenses of the Trust"). However, the Sponsor has committed not to seek reimbursement from the Trust for licensing fees to Nasdaq for the period through the Trust's fiscal year ending September 30, 1999. Thereafter, the Sponsor intends to charge the Trust for the annual licensing fee.

       None of the Trust, the Trustee, the Distributor, the Depository, or any Beneficial Owner of Nasdaq GOLD is entitled to any rights whatsoever under the foregoing licensing arrangements or to use the trademarks and service marks "Nasdaq-100 Index(R)", "Nasdaq-100(R)", "Nasdaq(R)", "The Nasdaq Stock Market(R)", or "Nasdaq GOLD(sm)" or to use the Index except as specifically described herein or as may be specified in the Trust Agreement.

       The Index is determined, composed, and calculated by Nasdaq without regard to the Sponsor, the Trust, or the Beneficial Owners of Nasdaq GOLD. Nasdaq has complete control and sole discretion in determining, comprising, or calculating the Index or in modifying in any way its method for determining, comprising, or calculating the Index in the future.

       NASDAQ DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA USED TO CALCULATE THE INDEX OR DETERMINE THE INDEX COMPONENTS. NASDAQ DOES NOT GUARANTEE THE UNINTERRUPTED OR UN- DELAYED CALCULATION OR DISSEMINATION OF THE INDEX. NASDAQ SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NASDAQ DOES NOT GUARANTEE THAT THE INDEX ACCURATELY REFLECTS PAST, PRESENT, OR FUTURE MARKET PERFORMANCE. NASDAQ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE TRUST, BENEFICIAL OWNERS OF NASDAQ GOLD, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT,

PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


                               MARKETPLACE LISTING


       Nasdaq GOLD has been approved for listing on the [Nasdaq Stock Market or Amex], subject to official notice of issuance. Transactions involving Nasdaq GOLD in the public trading market are subject to customary brokerage charges and commissions.


       The Sponsor's aim in designing Nasdaq GOLD was to provide investors with a security whose initial market value would approximate one-tenth (1/10th) the value of the Index. Thus, for example, if the Index were at 1200, investors might expect a Nasdaq GOLD share to trade initially at approximately $120. Note, however, that the market price of a Nasdaq GOLD share may be affected by supply and demand, market volatility, sentiment, and other factors (see "Special Considerations and Risk Factors"). Note also, that due to these factors as well as other factors including required distributions for tax purposes (see "Tax Status of the Trust") or the sale of Securities to meet Trust expenses in excess of the dividends received on the Securities (see "Expenses of the Trust"), the one-tenth (1/10th) relationship between the initial value of a share of Nasdaq GOLD and the value of the Index is not expected to persist indefinitely.


       There can be no assurance that Nasdaq GOLD will always be listed on the [Nasdaq Stock Market or Amex]. The [Nasdaq Stock Market or Amex] will consider the suspension of trading in or removal from listing of Nasdaq GOLD:


              (a) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Nasdaq GOLD for 30 or more consecutive trading days;

              (b)    if the Index is no longer calculated or available; or

              (c) if such other event shall occur or condition exists which, in the opinion of the [Nasdaq Stock Market or Amex], makes further dealings on the [Nasdaq Stock Market or Amex] inadvisable.



       The Trust is not required to pay a listing fee to the [Nasdaq Stock Market or Amex].



       The Trust will be terminated in the event that Nasdaq GOLD is delisted from the [Nasdaq Stock Market or Amex] and is not subsequently relisted on a national securities exchange or a quotation medium operated by a national securities association (see "Administration of the Trust--Termination").



                             TAX STATUS OF THE TRUST

       The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Code. The Trust intends to adopt a year ending on September 30 of each year. To qualify as a regulated investment company, the Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, gains from the sale or other disposition of stock, securities or foreign currencies, or certain other sources, (b) meet certain diversification tests, and (c) distribute in each year at least 90% of its investment company taxable income. If the Trust qualifies as a regulated investment company, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains).

TAX CONSEQUENCES TO BENEFICIAL OWNERS

       Any net dividends paid by the Trust from its investment company taxable income (which includes dividends, interest, and the excess of net short-term capital gains over net long-term capital losses) will be taxable to Beneficial Owners as ordinary income. A net dividend, if any, paid in January will be considered for federal income tax purposes to have been paid by the Trust and received by Beneficial Owners on the preceding December 31 if the net dividend was declared in the preceding October, November, or December to Beneficial Owners of record shown on the records of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System") on a date in one of those months.

       Distributions paid by the Trust from the excess of net long-term capital gains over net short-term capital losses ("net capital gain") are taxable as long-term capital gain, regardless of the length of time an investor has owned Nasdaq GOLD. Any loss on the sale or exchange of a share held for six months or less may be treated as a long-term capital loss to the extent of any capital gain dividends received by the Beneficial Owner. For corporate investors, net dividends from net investment income (but not return of capital distributions or capital gain dividends) generally will qualify for the corporate dividends-received deduction to the extent of qualifying dividend income received by the Trust, subject to the limitations contained in the Code. Investors should note that the quarterly net dividends paid by the Trust, if any, will not be based on the Trust's investment company taxable income and net capital gain, but rather will be based on the dividends paid with respect to the Securities net of accrued expenses and liabilities of the Trust. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may make additional distributions in excess of the yield performance of the Securities in order to distribute all of its investment company taxable income and net capital gain.

       Distributions in excess of the Trust's current or accumulated earnings and profits (as specially computed) generally will be treated as a return of capital for federal income tax purposes and will reduce a Beneficial Owner's tax basis in Nasdaq GOLD. Return of capital distributions may result, for example, if a portion of the net dividends, if any, declared represents cash amounts deposited in connection with Portfolio Deposits rather than dividends actually received by the Trust. Under certain circumstances, a significant portion of any quarterly net dividends of the Trust could be treated as return of capital distributions. Such circumstances may be more likely to occur in periods during which the number of outstanding shares of Nasdaq GOLD fluctuates significantly, as may occur during the initial years of the Trust. Beneficial Owners will receive annually notification from the Trustee through the DTC Participants as to the tax status of the Trust's distributions (see "The Trust--Book-Entry-Only System"). A distribution, if any, paid shortly after a purchase or creation of Nasdaq GOLD may be taxable even though in effect it may represent a return of capital.


       The sale of Nasdaq GOLD by a Beneficial Owner is a taxable event, and may result in a gain or loss, which generally should be a capital gain or loss for Beneficial Owners that are not dealers in securities.

       Under the Code, an in-kind redemption of Nasdaq GOLD will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event for the redeeming shareholder. Upon redemption, a Beneficial Owner generally will recognize gain or loss measured by the difference on the date of redemption between the aggregate value of the cash and securities received and its tax basis in the Nasdaq GOLD redeemed. Securities received upon redemption (which will be comprised of the securities portion of the Portfolio Deposit in effect on the date of redemption) generally will have an initial tax basis equal to their respective market values on the date of redemption. The U.S. Internal Revenue Service ("IRS") may assert that any resulting loss may not be deducted by a Beneficial

Owner on the basis that there has been no material change in such Beneficial Owner's economic position or that the transaction has no significant economic or business utility apart from the anticipated tax consequences. Beneficial Owners of Nasdaq GOLD in Creation Unit size aggregations should consult their own tax advisors as to the consequences to them of the redemption of Nasdaq GOLD.

       Net dividend distributions, capital gains distributions, and capital gains from sales or redemptions may also be subject to state, local and foreign taxes.

       Deposit of a Portfolio Deposit with the Trustee in exchange for Nasdaq GOLD in Creation Unit size aggregations will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event to the depositor under the Code, and a depositor generally will recognize gain or loss with respect to each security deposited equal to the difference between the amount realized in respect of the security and the depositor's tax basis therein. The amount realized with respect to a security deposited should be determined by allocating the value on the date of deposit of the Nasdaq GOLD received (less any cash paid to the Trust, or plus any cash received from the Trust, in connection with the deposit) among the securities deposited on the basis of their respective fair market values at that time. The IRS may assert that any resulting losses may not be deducted by a depositor on the basis that there has been no material change in the depositor's economic position or that the transaction has no significant economic or business utility or purpose apart from the anticipated tax consequences. Depositors should consult their own tax advisors as to the tax consequences to them of a deposit to the Trust.

       After the initial deposit of Portfolio Deposits with the Trustee, the Trustee has the right to reject the order to create Creation Units transmitted to it by the Distributor if the depositor or group of depositors, upon obtaining the Nasdaq GOLD ordered, would own eighty percent (80%) or more of the outstanding shares of Nasdaq GOLD, and if pursuant to section 351 of the Code such a circumstance would result in the Trust having a basis in the securities deposited different from the market value of such securities on the date of deposit. The Trustee has the right to require information regarding Nasdaq GOLD ownership pursuant to the Nasdaq GOLD Participant Agreement and from the Depository and to rely thereon to the extent necessary to make the foregoing determination as a condition to the acceptance of a Portfolio Deposit.

       Ordinary income dividends received via the Depository by Beneficial Owners who are non-resident aliens will be subject to a thirty percent (30%) United States withholding tax unless a reduced rate of withholding or a withholding exemption is provided under applicable tax treaties. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of United States withholding tax.

       Backup withholding at a rate of 31% will apply to dividends, capital gain distributions, redemptions and sales of Nasdaq GOLD unless (a) the Beneficial Owner is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a Beneficial Owner will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund from the IRS, provided that the required information is furnished to the IRS.

       THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE TRUST, INCLUDING THE EFFECT OF POSSIBLE LEGISLATIVE CHANGES.

                       CONTINUOUS OFFERING OF NASDAQ GOLD


       Nasdaq GOLD in Creation Unit size aggregations will be offered continuously to the public by the Trust through the Distributor and will be delivered upon the deposit of a Portfolio Deposit (see "The Trust--Procedures for Creation of Creation Units"). A list of the identity and number of shares of each of the Index Securities in the current Portfolio Deposit and the amount of the Income Net of Expense Amount effective through and including the previous Business Day is made available by the Trustee to NSCC on each Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the composition and weighting of the Index Securities of the Portfolio Deposit on the previous Business Day. The minimum number of shares of Nasdaq GOLD that may be created as described herein is 25,000 or one Creation Unit. Persons making Portfolio Deposits and creating Creation Unit size aggregations of Nasdaq GOLD will receive no fees, commissions, or other form of compensation or inducement of any kind from the Sponsor or the Distributor, nor will any such person have any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of Nasdaq GOLD. Notwithstanding the above, the Sponsor reserves the right, in its sole discretion, to periodically reimburse in whole or in part the Transaction Fees paid by eligible entities in connection with the creation or redemption of certain lot-sizes of Nasdaq GOLD.



       Because new shares of Nasdaq GOLD can be created and issued on an ongoing basis, at any point during the life of the Trust a "distribution", as such term is used in the Securities Act of 1933, as amended (the "Securities Act"), may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with the Distributor, breaks them down into the constituent shares of Nasdaq GOLD, and sells the Nasdaq GOLD directly to its customers, or if it chooses to couple the creation of a supply of new shares of Nasdaq GOLD with an active selling effort involving solicitation of secondary market demand for Nasdaq GOLD. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.



       Dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Nasdaq GOLD that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. [Firms that do incur a prospectus delivery obligation with respect to Nasdaq GOLD are reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to an Amex member in connection with a sale on the Amex is satisfied by the fact that Nasdaq GOLD prospectuses will be available at the Amex upon request. Of course, the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on an exchange.]-- included if Amex listed


       The Sponsor intends to market Nasdaq GOLD through broker-dealers who are members of the National Association Securities Dealers, Inc. Investors intending to create or redeem Creation Unit size aggregations of Nasdaq GOLD in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult counsel regarding applicable broker-dealer or securities regulatory requirements under such state securities laws prior to such creation or redemption.

                              EXPENSES OF THE TRUST

       Until further notice, the Sponsor has undertaken that on each day during each fiscal year up to and including the fiscal year ending September 30, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 18/100 of one percent (0.18%) per annum of the daily net asset value of the Trust. To the extent during such period the ordinary operating expenses of the Trust do exceed such 0.18% level, the Sponsor will reimburse the Trust or assume invoices on behalf of the Trust for such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the fiscal year expenses fall below the 0.18% per annum level on any given day. For purposes of this undertaking by the Sponsor, ordinary operating expenses of the Trust shall not include taxes, brokerage commissions, and such extraordinary non-recurring expenses as may arise, including without limitation the cost of any litigation to which the Trust or Trustee may be a party. After September 30, 2000, the Sponsor may discontinue its undertaking to limit ordinary operating expenses of the Trust or renew this undertaking for an additional period of time, or may choose to reimburse or assume certain Trust expenses in later periods in order to keep Trust expenses at a level lower than what would reflect ordinary operating expenses of the Trust, but is not obligated to do so. In any event, it is possible that, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed 0.18% per annum.

       Subject to any applicable cap, the Sponsor reserves the right to charge the Trust a special sponsor fee from time to time in reimbursement for certain services it may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice. In connection therewith, the Sponsor has agreed to assume the expenses incident to the organization of the Trust and its registration as an investment company, and such expenses will not be borne by the Trust.



       The following charges are or may be accrued and paid by the Trust: (a) the Trustee's fee as discussed more fully below; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees, and charges payable by the Trustee with respect to Nasdaq GOLD (whether in Creation Unit size aggregations or otherwise); (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of Nasdaq GOLD (whether in Creation Unit size aggregations or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by them in the administration of the Trust without gross negligence, bad faith, wilful misconduct, or wilful malfeasance on their part or reckless disregard of their obligations and duties; (h) expenses incurred in contacting Beneficial Owners of Nasdaq GOLD during the life of the Trust and upon termination of the Trust; (i) brokerage commissions incurred by the Trustee when acquiring or selling Index Securities pursuant to the provisions of the Trust Agreement; and (j) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.


       In addition to the specific expenses discussed in the previous paragraph, the following expenses are or may be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to Nasdaq in respect of annual licensing fees pursuant to the License Agreement (the Sponsor has committed not to seek reimbursement from the Trust for licensing fees paid for the period through the Trust's fiscal year ending September 30, 1999, see "License Agreement"), (b) federal and state annual registration fees for the issuance of Nasdaq GOLD, and
(c) expenses of the Sponsor relating to the printing and distribution

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of marketing materials describing Nasdaq GOLD and the Trust (including, but not limited to, associated legal, consulting, advertising, and marketing costs and other out-of-pocket expenses such as printing). Pursuant to the provisions of an exemptive order, the expenses set forth in this paragraph may be charged to the Trust by the Trustee in an amount equal to the actual costs incurred, but in no case shall such charges exceed 20/100 of 1% (0.20%) per annum of the daily net asset value of the Trust.



       Trust fees and expenses will first be paid out of income received by the Trust in the form of dividends and other distributions on the Securities. It is currently expected that Trust income may be insufficient to cover Trust fees and expenses (see "Special Considerations and Risk Factors--Little or No Expected Net Dividend Distributions to Beneficial Owners"). In such circumstances, the Trustee will sell Securities in an amount sufficient to pay the excess of accrued fees and expenses over the dividends and other Trust accrued income. Specifically, the Trustee will ordinarily be required to sell Securities whenever the Trustee determines that projected annualized fees and expenses accrued on a daily basis exceed projected annualized dividends and other Trust income accrued on a daily basis by more than 1/100 of one percent (0.01%) of the net asset value of the Trust. Whenever the 0.01% threshold is exceeded, the Trustee will sell sufficient Securities to cover such excess no later than the next occasion it is required to make adjustments to the Portfolio due to a Misweighting (see "The Portfolio--Adjustments to the Portfolio"), unless the Trustee determines, in its discretion, that such a sale is unnecessary because the cash to be generated is not needed by the Trust at that time for the payment of expenses then due or because the Trustee otherwise determines that such sale is not warranted or advisable. At the time of the sale, the Trustee shall first sell Securities that are over- weighted in the Portfolio as compared to their relative weighting in the Index.


       The Trustee may also make advances to the Trust to cover expenses. The Trustee may reimburse itself in the amount of any such advance, plus any amounts required by the Federal Reserve Board which are related to such advances, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall ordinarily sell Securities to reimburse itself for the amount of such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust are reflected in the net asset value of the Trust (see "Valuation").


       For services performed under the Trust Agreement, the Trustee is paid by the Trust a fee at an annual rate of 6/100 of 1% to 10/100 of 1% of the net asset value of the Trust, as shown below, such percentage amount to vary depending on the net asset value of the Trust. Such compensation is computed on each Business Day on the basis of the net asset value of the Trust on such day, and the amount thereof is accrued daily and paid monthly. The Trustee, in its discretion, may waive all or a portion of such fee. Notwithstanding the fee schedule set forth in the table below, the Trustee shall be paid a minimum annual fee of $180,000 per annum. To the extent that the amount of the Trustee's compensation is less than such minimum annual fee, the Sponsor has agreed to pay the amount of any such shortfall.

                                TRUSTEE FEE SCALE

Net Asset Value                               Fee as a Percentage of Net
of the Trust                                  Asset Value of the Trust
---------------                               --------------------------
$0-$499,999,999.............................. 10/100 of 1% per annum*
$500,000,000-$2,499,999,999.................. 8/100 of 1% per annum*
$2,500,000,000 and above..................... 6/100 of 1% per annum*

----------------

* The fee indicated applies to that portion of the net asset value of the Trust which falls in the size category indicated.

                            REDEMPTION OF NASDAQ GOLD

       Nasdaq GOLD in Creation Unit size aggregations is ordinarily redeemable in kind only and is not redeemable for cash except under certain circumstances. Nasdaq GOLD in Creation Unit size aggregations may be redeemed by submitting a request for redemption, the requisite number of shares of Nasdaq GOLD, and the Cash Redemption Amount (as defined below), if applicable, to the Trustee in the manner specified below. Beneficial Owners of Nasdaq GOLD may sell Nasdaq GOLD in the secondary market, but must accumulate enough shares of Nasdaq GOLD to constitute a Creation Unit (i.e., 25,000 shares) in order to redeem through the Trust. Nasdaq GOLD can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Participating Party (with respect to redemptions through the Nasdaq GOLD Clearing Process) or a single DTC Participant (with respect to redemptions outside the Nasdaq GOLD Clearing Process). Nasdaq GOLD will remain outstanding until redeemed or until the termination of the Trust.

PROCEDURE FOR REDEMPTION OF NASDAQ GOLD

       Requests for redemptions of Creation Units may be made on any Business Day through the Nasdaq GOLD Clearing Process to the Trustee at its trust office at 101 Barclay Street, New York, New York 10286, or at such other office as may be designated by the Trustee. Requests for redemptions of Creation Units may also be made directly to the Trustee outside the Nasdaq GOLD Clearing Process. Requests for redemption shall not be made to the Distributor. In the case of redemptions made through the Nasdaq GOLD Clearing Process, the Transaction Fee will be deducted from the amount delivered to the redeemer or added to the amount owed by the redeemer to the Trustee, as applicable. In case of redemptions tendered directly to the Trustee outside the Nasdaq GOLD Clearing Process, a total fee will be charged equal to the Transaction Fee plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit (due in part to the increased expense associated with delivery outside the Nasdaq GOLD Clearing Process), and such amount will be deducted from the amount delivered to the redeemer or added to the amount owed by the redeemer to the Trustee on behalf of the Trust, as applicable (see "Prospectus Summary--Transaction Fee"). In all cases, the tender of Nasdaq GOLD for redemption and distributions to the redeemer (or payments to the Trustee, as applicable) in respect of Nasdaq GOLD redeemed will be effected through the Depository and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book entry system of the Depository or the relevant DTC Participant, as the case may be (see "The Trust--Book-Entry-Only System").

       The Trustee will transfer to the redeeming Beneficial Owner via the Depository and the relevant DTC Participant(s) a portfolio of Securities for each Creation Unit size aggregation of Nasdaq GOLD delivered, typically identical in composition and weighting to the securities portion of a Portfolio Deposit as in effect (1) on the date a request for redemption is deemed received by the Trustee as described below, in the case of redemptions made either through the Nasdaq GOLD Clearing Process or outside the Nasdaq GOLD Clearing Process or (2) on the date that notice of the termination of the Trust is given, in the case of the termination of the Trust (see "Administration of the Trust--Termination" and "The Portfolio--Adjustments to the Portfolio"). Each redemption also includes a cash amount, the "Cash Redemption Amount," which will either be paid to the Trustee by the redeemer or paid to the redeemer by the Trustee on behalf of the Trust as described below. On any given Business Day, the Cash Redemption Amount is typically an amount identical to the amount of the Cash Component and is equal to a proportional amount of the following: dividends on all the Securities for the period through the date of redemption, net of accrued expenses and liabilities for such period including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see
"Expenses of the Trust"), as if all the Securities had been held for the entire Accumulation Period for such distribution, plus or minus the Balancing Amount. To the extent the sum of dividends on all Securities with ex-dividend dates within the Accumulation Period, plus or minus the Balancing Amount, exceeds the accrued expenses and liabilities of the Trust for such period (i.e., the Cash Redemption Amount has a positive value), then the Trustee on behalf of the Trust will transfer payment thereof via the relevant DTC Participant(s) to the redeeming Beneficial Owner. Conversely, to the extent the sum of dividends on all Securities with ex-dividend dates within the Accumulation Period, plus or minus the Balancing Amount, is less than the accrued expenses and liabilities of the Trust for such period (i.e., the Cash Redemption Amount has a negative value), then such Beneficial Owner shall be required to deliver payment thereof via the relevant DTC Participant(s) to the Trustee on behalf of the Trust. In the case of redemptions made through the Nasdaq GOLD Clearing Process, the Trustee on behalf of the Trust will effect a transfer of the Cash Redemption Amount (if required) and the securities to the redeeming Beneficial Owner by the third
(3rd) NSCC Business Day following the date on which request for redemption is deemed received. In the case of redemptions made outside the Nasdaq GOLD Clearing Process, the Trustee on behalf of the Trust will transfer the Cash Redemption Amount (if required) and the securities to the redeeming Beneficial Owner by the third (3rd) Business Day following the date on which the request for redemption is deemed received. In cases in which the Cash Redemption Amount is payable by the redeemer to the Trustee, the redeeming Beneficial Owner (via the Depository and the relevant DTC Participants(s)) is required to make payment of such cash amount by the third (3rd) NSCC Business Day, for redemptions made through the Nasdaq GOLD Clearing Process, or the first (1st) Business Day, for redemptions outside the Nasdaq GOLD Clearing Process, following the date on which the request for redemption is deemed received. The Trustee will cancel all Nasdaq GOLD delivered upon redemption.

       In the event that the Trustee determines in its discretion that an Index Security is likely to be unavailable or available in insufficient quantity for delivery by the Trust upon the redemption of Nasdaq GOLD in Creation Unit size aggregations, the Trustee shall have the right in its discretion to include the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption is deemed received by the Trustee (see "Placement of Redemption Orders Using the Nasdaq GOLD Clearing Process"), in the calculation of the Cash Redemption Amount in lieu of delivering such Index Security or Index Securities to the redeemer.

       In connection with the redemption of Nasdaq GOLD, if a redeeming investor requests redemption in cash, rather than in kind, with respect to one or more Securities (for example, because such a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities), the Trustee shall have the right in its discretion to include the cash equivalent value of such

Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside the Nasdaq GOLD Clearing Process"), in the calculation of the Cash Redemption Amount in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the standard Transaction Fee, plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit (see "Prospectus Summary--Transaction Fee").


       The Trustee, in its discretion, upon the request of a redeeming investor, may redeem Creation Units in whole or in part by providing such redeemer with a portfolio of Securities differing in exact composition from the Index Securities but not differing in net asset value from the then-current Portfolio Deposit. Such a redemption is likely to be made only if it were to be determined that this composition would be appropriate in order to maintain the Portfolio's correlation to the composition and weighting of the Index, for instance in connection with a replacement of one of the Index Securities (e.g., due to a merger, acquisition or bankruptcy). (See "The Portfolio" and "The Index".)


       The Trustee may sell Securities to obtain sufficient cash proceeds to deliver to the redeeming Beneficial Owner. To the extent cash proceeds are received by the Trustee in excess of the amount required to be provided to the redeeming Beneficial Owner, such cash amounts shall be held by the Trustee and shall be applied in accordance with the guidelines applicable to Misweightings (see "The Portfolio--Adjustments to the Portfolio").

       If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to allow distribution of the Cash Redemption Amount to a redeemer of Nasdaq GOLD, the Trustee may advance out of its own funds any amounts necessary in respect of redemptions of Nasdaq GOLD; otherwise, the Trustee may sell Securities in an amount sufficient to effect such redemptions. The Trustee may reimburse itself in the amount of such advance, plus any amounts required by the Federal Reserve Board which are related to such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall ordinarily sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.


       The Trustee may, in its discretion, and will when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the net asset value for more than five (5) Business Days following the date on which the request for redemption is deemed received by the Trustee (1) for any period during which the New York Stock Exchange is closed; (2) for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or (3) for such other period as the Commission may by order permit for the protection of Beneficial Owners. Neither the Sponsor nor the Trustee is liable to any person or in any way for any loss or damages which may result from any such suspension or postponement.

       To be eligible to place orders with the Trustee to redeem Nasdaq GOLD in Creation Unit size aggregations, an entity or person must be (1) a Participating Party, with respect to redemptions through the Nasdaq GOLD Clearing Process, or
(2) a DTC Participant, with respect to redemptions outside the Nasdaq GOLD Clearing Process.

       All orders to redeem Nasdaq GOLD must be placed in multiples of 25,000 shares (Creation Unit size). Orders must be transmitted to the Trustee by telephone or other transmission method acceptable to the Trustee so as to be received by the Trustee not later than the Closing Time on the Transmittal Date, pursuant to procedures set forth in the Nasdaq GOLD Participant Agreement. Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Trustee, a Participating Party, or a DTC Participant.

            Orders to redeem Creation Unit size aggregations of Nasdaq GOLD shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Nasdaq GOLD Participant Agreement, and that, therefore, orders to redeem Creation Unit size aggregations of Nasdaq GOLD may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Nasdaq GOLD Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Nasdaq GOLD Participant Agreement. Those placing orders to redeem Nasdaq GOLD should afford sufficient time to permit (1) proper submission of the order by a Participating Party or DTC Participant to the Trustee and (2) the receipt of the Nasdaq GOLD to be redeemed and the Cash Redemption Amount, if any, by the Trustee in a timely manner, as described below. Orders for redemption that are effected outside the Nasdaq GOLD Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Nasdaq GOLD Clearing Process. Those persons placing orders outside the Nasdaq GOLD Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of Nasdaq GOLD and Cash Redemption Amount. These deadlines will vary by institution. The Participant notified of an order to redeem outside the Nasdaq GOLD Clearing Process will be required to transfer Nasdaq GOLD through DTC and the Cash Redemption Amount, if any, through the Federal Reserve Bank wire system in a timely manner (see "Placement of Redemption Orders

Outside the Nasdaq GOLD Clearing Process"). Information regarding the Cash Redemption Amount, number of outstanding shares of Nasdaq GOLD, and Transaction Fees may be obtained from the Trustee at the toll-free number: ____________.

PLACEMENT OF REDEMPTION ORDERS USING THE NASDAQ GOLD CLEARING PROCESS

       Orders to redeem Nasdaq GOLD in Creation Unit size aggregations through the Nasdaq GOLD Clearing Process must be delivered through a Participating Party (see "Prospectus Summary--Portfolio Deposit") that has executed the Nasdaq GOLD Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms). An order to redeem Nasdaq GOLD using the Nasdaq GOLD Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Nasdaq GOLD Participant Agreement are properly followed; such order will be effected based on the net asset value of the Trust as determined as of the Evaluation Time on the Transmittal Date. An order to redeem Nasdaq GOLD using the Nasdaq GOLD Clearing Process made in proper form but received by the Trustee after the Closing Time will be deemed received on the next Business Day immediately following the Transmittal Date. The Nasdaq GOLD Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's redemption order. Pursuant to such trade instructions from the Trustee to NSCC, the Trustee will transfer the requisite Securities (or contracts to purchase such Securities which are expected to be delivered in a "regular way" manner) by the third (3rd) NSCC Business Day following the date on which such request for redemption is deemed received, and the Cash Redemption Amount, if any. If the Cash Redemption Amount is owed by the Beneficial Owner to the Trustee, such amount must be delivered by the third (3rd) NSCC Business Day following the date on which the redemption request is deemed received. The calculation of the value of the Securities and the Cash Redemption Amount will be made according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee.

PLACEMENT OF REDEMPTION ORDERS OUTSIDE THE NASDAQ GOLD CLEARING PROCESS


       Orders to redeem Nasdaq GOLD outside the Nasdaq GOLD Clearing Process must be delivered through a DTC Participant that has executed the Nasdaq GOLD Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order for redemption of Nasdaq GOLD to be effected outside the Nasdaq GOLD Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Nasdaq GOLD Clearing Process and that redemption of Nasdaq GOLD will instead be effected through transfer of Nasdaq GOLD directly through DTC. An order to redeem Nasdaq GOLD outside the Nasdaq GOLD Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date, (ii) such order is preceded or accompanied by the requisite number of shares of Nasdaq GOLD specified in such order, which delivery must be made through DTC to the Trustee no later than the Closing Time of the regular trading session on the Nasdaq Stock Market on such Transmittal Date and (iii) all other procedures set forth in the Nasdaq GOLD Participant Agreement are properly followed. The Cash Redemption Amount owed by the Beneficial Owner, if any, must be delivered no later than 1:00 p.m. on the Business Day immediately following the Transmittal Date.


       After the Trustee has deemed an order for redemption outside the Nasdaq GOLD Clearing Process received, the Trustee will initiate procedures to transfer the requisite Securities (or contracts to purchase such Securities which are expected to be delivered within three Business Days) and the Cash Redemption Amount to the redeeming Beneficial Owner (where such amount is payable from the Trustee to the Beneficial Owner) by the third (3rd) Business Day following the Transmittal Date on which such redemption order is deemed received by the Trustee.


       The calculation of the value of the Securities and the Cash Redemption Amount will be made by the Trustee according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee. Therefore, if a redemption order in proper form is submitted to the Trustee by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite Nasdaq GOLD is also delivered to the Trustee prior to the Closing Time on such Transmittal Date, then the value of the Securities and the Cash Redemption Amount will be determined by the Trustee as of the Evaluation Time on such Transmittal Date. If, however, a redemption order is submitted to the Trustee by a DTC Participant not later than the Closing Time on a Transmittal Date but either (1) the requisite Nasdaq GOLD is NOT delivered by the Closing Time on such Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will NOT be deemed received as of such Transmittal Date. In such case, the value of the Securities and the Cash Redemption Amount will be computed as of the Evaluation Time on the Business Day that such order is deemed received by the Trustee, i.e., the Business Day on which the Nasdaq GOLD is delivered through DTC to the Trustee by the Closing Time on such Business Day pursuant to a properly submitted redemption order.


                                    VALUATION

       The net asset value of the Trust is computed as of the Evaluation Time shown under "Essential Information" on each Business Day. The net asset value of the Trust on a per share of Nasdaq GOLD basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Trust's investments and other assets and dividing the result by the total number of outstanding shares of Nasdaq GOLD.


       The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner. The value of a Security shall generally be based on the closing sale price for the Security on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the Nasdaq Stock Market or, if there is no such appropriate closing sale price on the Nasdaq Stock Market, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If a Security is not so quoted on the Nasdaq Stock Market or, if so quoted and the principal market therefor is other than on the Nasdaq Stock Market or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based (a) on the closing price for the Security on another market on which the Security is traded (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, at the closing bid price on such other market, (b) on current bid prices on the Nasdaq Stock Market or such other markets, (c) if bid prices are not available, on the basis of current bid prices for comparable securities, (d) by the Trustee's appraising the value of the Securities in good faith on the bid side of the market, or (e) by any combination thereof.


                           ADMINISTRATION OF THE TRUST
RECORDS

       The Trustee maintains records of the transactions of the Trust, including a current list of the identity and number of shares of each of the Securities in the Portfolio. Records of the creation of shares of Nasdaq GOLD in Creation Unit size aggregations are also maintained by the Distributor. Record of ownership of Nasdaq GOLD is maintained by the Depository and by DTC Participants as described above (see "The Trust--Book-Entry-Only System").

       A complete copy of the Trust Agreement is maintained by the Trustee. A copy of the Trust Agreement is available to Beneficial Owners at the corporate trust office of the Trustee at 101 Barclay
Street, New York, New York 10286 during normal business hours.

VOTING

       The Trustee has the right to vote all of the voting securities in the Trust. The Trustee votes the voting securities of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, abstains from voting.

DISTRIBUTIONS TO BENEFICIAL OWNERS

       Distributions by the Trust will be made quarterly in the event that dividends accumulated in respect of the Securities and other income, if any, received by the Trust, exceed Trust fees and expenses accrued during the quarterly Accumulation Period which ends on the Business Day preceding each Ex-Dividend Date. Based on historical dividend payment rates of the portfolio of securities comprising the Index and estimated ordinary operating expenses of the Trust, little or no such distributions are currently anticipated (see "Special Considerations and Risk Factors--Little or No Expected Net Dividend Distributions to Beneficial Owners").

       The regular quarterly Ex-Dividend Date with respect to net dividends, if any, for Nasdaq GOLD will be the third Friday in each of March, June, September, and December, unless such day is not a Business Day, in which case the Ex-Dividend Date will be the immediately preceding Business Day. Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the second Business Day following the Ex-Dividend Date (the "Record Date") are entitled to receive an amount, if any, representing dividends accumulated on the Securities through the quarterly Accumulation Period which ends on the Business Day preceding such Ex-Dividend Date (including Securities with ex- dividend dates falling within such quarterly dividend period), net of the fees and expenses of the Trust, accrued daily for such period. For the purposes of such distributions, dividends per share of Nasdaq GOLD are calculated at least to the nearest 1/100th of $0.01. However, there shall be no net dividend distribution in any given quarter, and any net dividend amounts will be rolled into the next Accumulation Period, if the aggregate net dividend distribution would be in an amount less than 5/100 of one percent (0.05%) of the net asset value of the Trust as of the Friday in the week immediately preceding the Ex- Dividend Date, unless the Trustee determines that such net dividend distribution is required to be made in order to maintain the Trust's status as a regulated investment company or to avoid the imposition of income or excise taxes or undistributed income (see "Tax Status of the Trust"). When net dividend payments are to be made by the Trust, payment will be made on the last Business Day in the calendar month following each Ex-Dividend Date (the "Dividend Payment Date"). Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee. Nasdaq GOLD is registered in book entry only, which records are kept by the Depository (see "The Trust--Book-Entry-Only System").


       Dividends payable to the Trust in respect of the Securities are credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Securities, including but not limited to the Cash Component, the Cash Redemption Amount, all moneys realized by the Trustee from the sale of options, warrants, or other similar rights received or distributed in respect of the Securities as dividends or distributions and capital gains resulting from the sale of Securities are also credited by the Trustee to a non-interest bearing account. All funds collected or received are held by the Trustee without interest until distributed or otherwise utilized in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to such accounts generate interest income or an equivalent benefit to the Trustee, such interest income or benefit is used to reduce any charges made in connection with advances made by the Trustee on behalf of the Trust to cover Trust expenses in those cases when the Trust income is insufficient to pay such expenses when due (see "Expenses of the Trust").

       The Trust intends to qualify as a regulated investment company for federal income tax purposes. A regulated investment company is not subject to federal income tax on its net investment income and capital gains that it distributes to shareholders, so long as it meets certain overall distribution and diversification requirements and other conditions under Subchapter M of the Code. The Trust intends to satisfy these overall distribution and diversification requirements and to otherwise satisfy any required conditions. The Trustee intends to make additional distributions to the minimum extent necessary (i) to distribute the entire annual investment company taxable income of the Trust, plus any net capital gains (from sales of securities in connection with adjustments to the Portfolio, payment of the expenses of the Trust, or to generate cash for such distributions), and (ii) to avoid imposition of the excise tax imposed by section 4982 of the Code (see "Tax Status of the Trust"). The additional distributions, if needed, would consist of (a) any amount by which estimated Trust investment company taxable income and net capital gains for a fiscal year exceeds the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution soon after the actual annual investment company taxable income and net capital gains of the Trust have been computed of the amount, if any, by which such actual income exceeds the distributions already made. The net asset value of the Trust will be reduced by the amount of such additional distributions. The magnitude of the additional distributions, if any, will depend upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of Securities in connection with adjustments to the Portfolio will have been used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay any such additional distributions. In that case, the Trustee typically will have to sell shares of the

Securities sufficient to produce the cash required to make such additional distributions. In selecting the Securities to be sold to produce cash for such distributions, the Trustee will choose among the Securities that are over-weighted in the Portfolio relative to their weighting in the Index first and then from among all other Securities in a manner so as to maintain the weighting of the Securities within the applicable Misweighting Amount (see "The Portfolio--Adjustments to the Portfolio").

       The Trustee further reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Trust as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income.

       The Trustee further reserves the right to vary the frequency with which periodic distributions, if any, are to be made from the Trust (e.g., from quarterly to semi-annually) if it is determined by the Sponsor and the Trustee, in their discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to regulated investment companies or would otherwise be advantageous to the Trust. In addition, the Trustee reserves the right to change the regular Ex-Dividend Date for Nasdaq GOLD to another regular date if it is determined by the Sponsor and the Trustee, in their discretion, that such a change would be advantageous to the Trust. Notice of any such variance or change (which notice shall include changes to the Record Date, the Ex-Dividend Date, the Dividend Payment Date, and the Accumulation Period resulting from such variance) shall be provided to Beneficial Owners via the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

       The Trustee may, in its discretion, advance out of its own funds any amounts necessary to permit distributions via the Depository to Beneficial Owners. The Trustee may reimburse itself in the amount of such advance, together with interest thereon at a percentage rate equal to then current overnight federal funds rate, plus Federal Reserve Bank requirements, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall ordinarily sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.


       In addition, as soon as practicable after notice of termination of the Trust, the Trustee will distribute via the Depository and the DTC Participants to each Beneficial Owner redeeming Nasdaq GOLD in Creation Unit size aggregations prior to the termination date specified in such notice, a portion of the Securities and cash as described above (see "Redemption of Nasdaq GOLD" and "Administration of the Trust--Termination"). Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practical after termination of the Trust, such Beneficial Owner's pro rata share of the net asset value of the Trust (see "Administration of the Trust--Termination").

       All distributions are made by the Trustee through the Depository and the DTC Participants to Beneficial Owners as recorded on the book entry system of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

       The settlement date for the creation of Nasdaq GOLD in Creation Unit size aggregations or the purchase of Nasdaq GOLD in the secondary market must occur on or prior to the Record Date in order for such creator or purchaser to receive any distributions made by the Trust on the next Dividend Payment Date. If the settlement date for such creation or a secondary market purchase occurs after the Record Date, the distribution will be made to the prior security holder or Beneficial Owner as of such Record Date.



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


TRUST SUPERVISION

       The Trust's Portfolio Securities are not managed and therefore the adverse financial condition of an issuer of securities in the Trust does not, in itself, require the sale of Securities from the Portfolio. The Trustee shall, on a non-discretionary basis, make changes to the Portfolio as described above (see "The Portfolio--Adjustments to the Portfolio").

       The Trustee will direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices or execution of orders.

STATEMENTS TO BENEFICIAL OWNERS

       With each distribution, the Trustee will furnish for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System") a statement setting forth the amount being distributed expressed as a dollar amount per share of Nasdaq GOLD.

       Promptly after the end of each fiscal year, the Trustee will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Nasdaq GOLD at the end of such fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules, and regulations.

REGISTER OF OWNERSHIP AND TRANSFER

       The Trustee maintains a record of the creation and redemption of Nasdaq GOLD in Creation Unit size aggregations. The Depository maintains a record on its book-entry system of the DTC Participant ownership of Nasdaq GOLD and the number of shares of Nasdaq GOLD owned (see "The Trust--Book- Entry-Only System"). Certificates are not issued for Nasdaq GOLD, whether in Creation Unit size denominations or otherwise. Beneficial Owners have the rights accorded to holders of "book-entry" securities under applicable law. Beneficial Owners may transfer Nasdaq GOLD through the Depository





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

by instructing the DTC Participant(s) holding the Nasdaq GOLD for such Beneficial Owner in accordance with standard securities industry procedures.

RIGHTS OF BENEFICIAL OWNERS

       Nasdaq GOLD in Creation Unit size aggregations (i.e., 25,000 shares of Nasdaq GOLD) may be tendered to the Trustee for redemption (see "Redemption of Nasdaq GOLD"). Beneficial Owners may sell Nasdaq GOLD in the secondary market, but must accumulate enough shares of Nasdaq GOLD (i.e., 25,000 shares) to constitute a full Creation Unit in order to redeem through the Trust. The death or incapacity of any Beneficial Owner will not operate to terminate the Trust nor entitle such Beneficial Owner's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust. By its purchase of a Nasdaq GOLD share, each Beneficial Owner expressly waives any right he or she may have under law to require the Trustee at any time to account, in any manner other than as expressly provided in the Trust Agreement, for the Securities or moneys from time to time received, held, and applied by the Trustee under the Trust.

       Beneficial Owners shall not have the right to vote concerning the Trust, except as described below with respect to termination and as otherwise expressly set forth in the Trust Agreement or in any manner control the operation and management of the Trust, nor shall any Beneficial Owner be liable to any other person by reason of any action taken by the Sponsor or the Trustee.

AMENDMENT

       The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners; (b) to change any provision thereof as may be required by the Commission; (c) to add or change any provision as may



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

be necessary or advisable for the continuing qualification of the Trust as a "regulated investment company" under the Code; (d) to add or change any provision thereof as may be necessary or advisable in the event that NSCC or the Depository is unable or unwilling to continue to perform its functions as set forth therein; (e) to add or change any provision thereof to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by Nasdaq in its method of determining the Index; (f) to add or change any provision thereof as may be necessary to implement a dividend reinvestment plan or service; (g) to make changes to the Transaction Fee and to other amounts charged in connection with creations and redemptions of Nasdaq GOLD within the original parameter set forth in the Trust Agreement; and (h) to make changes to the level of net dividends below which a dividend distribution will not be paid in a given quarter and will instead be rolled into the next Accumulation Period.


       The Trust Agreement may also be amended from time to time by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding shares of Nasdaq GOLD to add provisions to or change or eliminate any of the provisions of the Trust Agreement or to modify the rights of Beneficial Owners; provided, however, that the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding shares of Nasdaq GOLD if such amendment would (1) permit, except in accordance with the terms and conditions of the Trust Agreement, the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (2) reduce the interest of any Beneficial Owner in the Trust; or (3) reduce the percentage of Beneficial Owners required to consent to any such amendment.

       Promptly after the execution of any such amendment, the Trustee shall receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding Nasdaq GOLD. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds Nasdaq GOLD, and provide each such DTC Participant




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

with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners (see "The Trust--Book-Entry-Only System").

TERMINATION

       The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust falls below $150,000,000 or if at any time on or after three years following the Initial Date of Deposit the net asset value of the Trust is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the CPI-U, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year.


       The Trust Agreement also provides that the Trustee shall, at the direction of the Sponsor, terminate the Trust if within 90 days from the Initial Date of Deposit the net asset value is less than $100,000. The Trust will also terminate in the event that Nasdaq GOLD is delisted from the [Nasdaq Stock Market or Amex] and is not subsequently relisted on a national securities exchange or a quotation medium operated by a national securities association. The [Nasdaq Stock Market or Amex] will consider the suspension of trading in or the delisting of Nasdaq GOLD as discussed above (see "Marketplace Listing").



       The Trust may also be terminated (a) by the agreement of the Beneficial Owners of 66 2/3% of outstanding shares of Nasdaq GOLD; (b) if the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a suitable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to Nasdaq GOLD and a suitable replacement is unavailable, or if the Trustee is no longer a participant in NSCC or any successor to NSCC providing



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

clearance services; (d) if Nasdaq ceases publishing the Index; and (e) if the License Agreement is terminated. Currently, the License Agreement is scheduled to expire five years from the commencement date of trading of Nasdaq GOLD in accordance with its terms and is subject to a five year renewal period following such date. The Trust will also terminate by its terms on the Mandatory Termination Date.


       If either the Sponsor or the Trustee shall resign or be removed and a successor is not appointed, the Trust will terminate (see "Resignation, Removal and Liability--The Trustee" and "Resignation, Removal and Liability--The Sponsor"). The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of Beneficial Owners.

       Prior written notice of the termination of the Trust will be given at least twenty (20) days prior to termination of the Trust to all Beneficial Owners in the manner described above (see "The Trust--Book-Entry-Only System"). The notice will set forth the date on which the Trust will be terminated (the "Termination Date"), the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of Nasdaq GOLD (whether in Creation Unit size aggregations or otherwise) will receive in cash the net asset value of the Nasdaq GOLD held, and the date determined by the Trustee upon which the books of the Trust shall be closed. Such notice shall further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor Portfolio Deposits will be accepted, and that, as of the date thereof and thereafter, the portfolio of Securities delivered upon redemption shall be essentially identical in composition and weighting to the Securities held in the Trust as of such date rather than the securities portion of the Portfolio Deposit as in effect on the date request for redemption is deemed received. Beneficial Owners of Nasdaq GOLD in Creation Unit size aggregations may, in advance of the Termination Date, redeem in kind directly from the Trust (see "Redemption of Nasdaq GOLD").





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

       Within a reasonable period of time after the Termination Date the Trustee shall, subject to any applicable provisions of law, use its best efforts to sell all of the Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any such sale or sales. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a Security, the closing or restriction of trading, the outbreak of hostilities, or the collapse of the economy. Upon receipt of proceeds from the sale of the last Security, the Trustee shall deduct therefrom its fees and all other expenses (see "Expenses of the Trust"). The remaining amount shall be transmitted to the Depository for distribution via the DTC Participants, together with a final statement setting forth the computation of the gross amount distributed. Nasdaq GOLD not redeemed prior to termination of the Trust will be redeemed in cash at net asset value based on the proceeds of the sale of the Securities. Such redemptions in cash at net asset value shall be available to all Beneficial Owners, with no minimum aggregation of shares of Nasdaq GOLD required.


                       RESIGNATION, REMOVAL AND LIABILITY

THE TRUSTEE

       Under the Trust Agreement, the Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants that are reflected on the records of the Depository as owning Nasdaq GOLD for distribution to Beneficial Owners as provided above (see "The Trust--Book-Entry-Only System") not less than sixty
(60) days before the date such resignation is to take effect. Such resignation will become effective upon the appointment of and the acceptance of the Trust by a successor Trustee or, if no successor is appointed within sixty (60) days after



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

the date such notice of resignation is given, the Trust shall terminate (see "Administration of the Trust--Termination"). The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts to appoint a successor Trustee promptly.

       In case the Trustee becomes incapable of acting as such or is adjudged a bankrupt or is taken over by any public authority, the Sponsor may discharge the Trustee and appoint a successor Trustee as provided in the Trust Agreement. Notice of such discharge and appointment shall be mailed by the Sponsor to the Depository and the DTC Participants for distribution to Beneficial Owners.

       Upon a successor Trustee's execution of a written acceptance of an appointment as Trustee for the Trust, such successor Trustee will become vested with all the rights, powers, duties, and obligations of the original Trustee.


       A successor Trustee is required to be a bank, trust company, corporation, or national banking association organized and doing business under the laws of the United States or any state thereof, to be authorized under such laws to exercise corporate trust powers, and to have at all times an aggregate capital, surplus, and undivided profit of not less than $50,000,000.


       Beneficial Owners of 51% of the then outstanding shares of Nasdaq GOLD may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee in the manner specified above and in the Trust Agreement.

       The Trust Agreement provides that the Trustee is not liable for any action taken in reasonable reliance on properly executed documents or for the disposition of moneys or Securities or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, wilful malfeasance, wilful misconduct, or reckless disregard of its duties and obligations, nor is the Trustee liable or responsible in any way for depreciation or loss incurred by reason of the sale by the

Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and is not liable for any such action taken by it in good faith. The Trustee is not personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Trustee (each a "Trustee Indemnified Party") will be indemnified from the assets of the Trust and held harmless against any loss, liability, or expense incurred without gross negligence, bad faith, wilful misconduct, wilful malfeasance on the part of such Trustee Indemnified Party, or reckless disregard of its duties and obligations, arising out of, or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

THE SPONSOR

       If at any time the Sponsor shall fail to undertake or perform or become incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required of it to be undertaken or performed, or shall resign, or shall become bankrupt or its affairs shall be taken over by public authorities, the Trustee may appoint a successor Sponsor as shall be satisfactory to the Trustee, agree to act as Sponsor itself, or may terminate the Trust Agreement and liquidate the Trust (see "Administration of the Trust--Termination"). Notice of the resignation or removal of the Sponsor and the appointment of a successor shall be mailed by the Trustee to the Depository and the DTC Participants for distribution to Beneficial Owners (see "Trust-Book-Entry-Only System"). Upon a successor Sponsor's execution of a written acceptance of such appointment as Sponsor of the Trust, such successor





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Sponsor shall become vested with all of the rights, powers, duties and obligations of the original Sponsor. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable.

       The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of such appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust, which the Trustee shall do if no successor Sponsor is appointed (see "Administration of the Trust--Termination").

       The dissolution of the Sponsor or its ceasing to exist as a legal entity for any reason whatsoever will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of the Beneficial Owners of Nasdaq GOLD.

       The Trust Agreement provides that the Sponsor is not liable to the Trustee, the Trust, or to the Beneficial Owners of Nasdaq GOLD for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but is liable only for its own gross negligence, bad faith, wilful misconduct, or wilful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust by reason of the sale of any Securities of the Trust. The Trust Agreement further provides that the Sponsor and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Sponsor (each a "Sponsor Indemnified Party") shall be indemnified from the assets of the Trust and held harmless against any loss, liability, or expense incurred without gross negligence, bad faith, wilful misconduct, or wilful malfeasance on the part of any Sponsor Indemnified Party in the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses (including counsel fees) of defending against any claim or liability.

                                     SPONSOR


       The Sponsor of the Trust is Investment Product Services, Inc., a Delaware corporation incorporated on August 7, 1998 with offices c/o The Nasdaq Stock Market, Inc., 1735 K Street NW, Washington, DC 20006-1500. The Sponsor's Internal Revenue Service Employer Identification Number is 52-2115391. Nasdaq owns all of the Sponsor's outstanding shares of common stock. Nasdaq is a "control person" of the Sponsor as such term is defined in the Securities Act.


       The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell Nasdaq GOLD to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of shares of Nasdaq GOLD within a specified time period.


                                     TRUSTEE

       The Trustee is The Bank of New York, a corporation organized under the laws of the State of New York with trust powers. The Trustee has a trust office at 101 Barclay Street, New York, New York 10286 and its Internal Revenue Service Employer Identification Number is 135-160382. The Trustee is subject to supervision and examination by the Federal Reserve Bank of New York, the Federal Deposit Insurance Corporation and the New York State Banking Department.


                                   DEPOSITORY

       The Depository Trust Company, New York, New York, a limited purpose trust company and member of the Federal Reserve System, acts as Depository for Nasdaq GOLD. The Depository receives customary fees for its services.

                                  LEGAL OPINION

       The legality of the shares of Nasdaq GOLD offered hereby has been passed upon by Jones, Day, Reavis & Pogue, New York, New York, as counsel for the Sponsor.


                  INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS


       The statement of financial condition, including the schedule of investments, as of __________, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


 INFORMATION AND COMPARISON RELATING TO TRUST, SECONDARY MARKET TRADING, NET ASSET SIZE, PERFORMANCE, AND TAX TREATMENT

       Information regarding various aspects of the Trust, including the net asset size thereof, as well as the secondary market trading, the performance, and the tax treatment of Nasdaq GOLD, may be included from time to time in advertisements, sales literature, and other communications as well as in reports to current or prospective Beneficial Owners.


       Information may be provided to prospective investors to help such investors assess their specific investment goals and to aid in their understanding of various financial strategies. Such information may present current economic and political trends and conditions and may describe general principles of investing such as asset allocation, diversification, and risk tolerance, as well as specific investment techniques such as indexing and hedging. In addition, information may be presented to prospective or current Beneficial Owners regarding the purchase of Nasdaq GOLD in the secondary market, such as margin requirements, types of orders that may be entered, and information concerning short sales. Similarly, market data symbols, trading fractions, other trading information, and the CUSIP number relating to Nasdaq GOLD may be included in such information. Comparisons with other investment vehicles, such as mutual funds, may be made with respect to the application of such requirements, costs of fund management and administration, costs and advantages of intraday trading, and rules applicable to short sales.


       Information regarding the Trust's net asset size may be stated in communications to prospective or current Beneficial Owners for one or more time periods, including annual, year-to-date, or daily periods. Such information may also be expressed in terms of the total number of shares of Nasdaq GOLD outstanding as of one or more time periods. Factors integral to the size of the Trust's net assets, such as creation volume and activity, may also be discussed and may be specified from time to time or with respect to various periods of time. Comparisons of such information during various periods may also be made and may be expressed by means of percentages.

       Information may be provided to investors regarding the ability to engage in short sales of Nasdaq GOLD, including reference to any applicable exemption from the ["bid test" provision of the Nasdaq Stock Market's "short sale rule"] -- if Nasdaq Stock Market listing or ["tick test" provision of the Commission's "short sale rule" (Rule 10a-1 under the Securities Exchange Act of 1934)] -- if Amex listing, to permit short sales on "minus" or "zero-minus" [ticks/bids]. Selling short refers to the sale of securities which the seller does not own, but which the seller arranges to borrow prior to effecting the sale. Institutional investors may be advised that lending their shares of Nasdaq GOLD to short sellers may generate stock loan credits which may supplement the return they can earn from an investment in Nasdaq GOLD. These stock loan credits may provide a useful source of additional income for certain institutional investors who can arrange to lend Nasdaq GOLD. Potential short sellers may be advised that a short rebate (functionally equivalent to partial use of proceeds of the short sale) may reduce their cost of selling short.

       Information may be provided to investors regarding capital gains distributions by the Trust, including historical information relating to such distributions. Comparisons between the Trust and other investment vehicles such as mutual funds may be made regarding such capital gains distributions, as well as relative tax efficiencies between the Trust and such other investment vehicles (e.g., realization of capital gains or losses to the Trust and to such other investment vehicles in connection with redemption of their respective securities). (See "Tax Status of the Trust" for discussion of tax consequences to Beneficial Owners of Nasdaq GOLD in connection with the sale or redemption of Nasdaq GOLD.) Based on projected differences between Nasdaq GOLD and conventional mutual funds with regard to capital gains distributions, projections may be made regarding comparative capital gains distributions and tax rates for taxable investors holding Nasdaq GOLD over a long period of time. Comparisons may also be provided regarding the probable tax impact resulting from rebalancing of the Trust portfolio (see "The Portfolio--Adjustments to the Portfolio") and adjustments to the portfolio of an actively managed investment vehicle.

       Specifically, information may be provided to prospective or current investors comparing and contrasting the tax efficiencies of conventional mutual funds with Nasdaq GOLD. Both conventional mutual funds and the Trust may be required to recognize capital gains incurred as a result of adjustments to the composition and weighting of the Index and therefore to their respective portfolios. From a tax perspective, however, a significant difference between a conventional mutual fund and the Trust is the process by which their shares are redeemed. In cases where a conventional mutual fund experiences redemptions in excess of subscriptions ("net redemptions") and has insufficient cash available to fund such net redemptions, such fund may have to sell stocks held in its portfolio to raise and pay cash to redeeming shareholders. A mutual fund will generally experience a taxable gain or loss when it sells such portfolio stocks in order to pay cash to redeeming fund shareholders. In contrast, the redemption mechanism for





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

Nasdaq GOLD does not ordinarily involve selling the Securities held by the Trust in the event of a redemption. Instead, the Trust delivers an actual portfolio of securities in an "in-kind" exchange to any person redeeming Nasdaq GOLD in Creation Unit size aggregations (i.e., 25,000 shares of Nasdaq GOLD per Creation
Unit). While this "in-kind" exchange is a taxable transaction to the redeeming entity (usually a broker/dealer) making the exchange, it generally does not constitute a taxable transaction at the Trust level and, consequently, there is no realization of taxable gain or loss by the Trust with respect to such "in-kind" exchanges. In a period of market appreciation of the Index and, consequently, appreciation of Nasdaq GOLD, this "in-kind" redemption mechanism has the effect of eliminating the recognition and distribution of those net unrealized gains at the Trust level. Investors should note that although the same result would occur for conventional mutual funds utilizing an "in-kind" redemption mechanism, the opportunities to redeem fund shares by delivering portfolio stocks "in-kind" are limited in most mutual funds.

       Investors may be informed that, while no unequivocal statement can be made as to the net tax impact on a conventional mutual fund resulting from the purchases and sales of its portfolio stocks over a period of time, conventional funds that have accumulated substantial unrealized capital gains, if they experience net redemptions and do not have sufficient available cash, may be required to make taxable capital gains distributions that are generated by changes in such fund's portfolio. In contrast, the "in-kind" redemption mechanism of Nasdaq GOLD may make them more tax efficient investments under most circumstances than comparable conventional mutual fund shares. As discussed above, the "in-kind" redemption feature of the Trust tends to lower the amount of annual net capital gains distributions to Nasdaq GOLD holders as compared to their conventional mutual fund counterparts. Since shareholders are generally required to pay income tax on capital gains distributions, the smaller the amount of such distributions, the less taxes that are payable currently. To the extent that the Trust is not required to recognize capital gains, the Nasdaq GOLD holder is able, in effect, to defer tax on such gains until he sells or otherwise disposes of his shares, or the Trust terminates. If such holder retains his shares until his death, under current law the tax basis of such shares would be adjusted to their then fair market value.


       Information regarding the secondary market trading activity of Nasdaq GOLD also may be presented over one or more stated time periods, such as for daily, monthly, quarterly, or annual periods. Nasdaq GOLD secondary market trading volume information may be compared with similar information relating to other issues trading on the [Nasdaq Stock Market or Amex] during the same reporting period. Average daily secondary market trading volume of shares of Nasdaq GOLD may also be reported from time to time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.


       Information may also be provided in communications to prospective investors or current Beneficial Owners comparing and contrasting the relative advantages of investing in Nasdaq GOLD as compared to other investment vehicles, such as mutual funds, both on an individual and a group basis (e.g., stock index mutual funds). Such information may include comparisons of costs and expense ratios, expressed either in dollars or basis points, stock lending activities, permitted investments and hedging activities (e.g., engaging in options or futures transactions), and portfolio turnover data and analyses. In addition, such information may quote, reprint, or include portions of financial, scholarly, or business publications or periodicals, including model allocation schedules or portfolios, as the foregoing relate to the comparison of Nasdaq GOLD to other investment vehicles, current economic, financial and political conditions, investment philosophy or techniques, or the desirability of owning Nasdaq GOLD.

       In addition, information on the performance of Nasdaq GOLD on the basis of changes in price per share of Nasdaq GOLD with or without reinvesting all dividends, if any, and/or any distributions of capital in additional shares of Nasdaq GOLD may be included from time to time in such information.

Average annualized performance may be stated for various periods. Total return figures may also be stated for a period from the Initial Date of Deposit, a date at least twelve months prior to the end of the reporting period or for annual periods for the life of the Trust. Total return measures the percentage growth in the total dollar value of an investment in Nasdaq GOLD (reflecting dividends, if any, and capital appreciation but without provision for any income taxes payable).

       Information on the Index contained in this Prospectus, as updated from time to time, may also be included from time to time in such material. The performance of the Trust, of the Index (provided information is also given reflecting the performance of the Trust in comparison to the Index) or both may also be compared to the performance of money managers as reported in market surveys such as SEI Fund Evaluation Survey (a leading database of tax-exempt funds) or mutual funds such as those reported by Lipper Analytical Services Inc., Money Magazine Fund Watch, Wiesenberger Investment Companies Service, Morningstar Incorporated, and Value Line Investment Survey, each of which measures performance following their own specific and well-defined calculation measures, or of the New York Stock Exchange Composite Index, the American Stock Exchange Composite Index, the Nasdaq Composite Index (indices of stocks traded on the New York and American Stock Exchanges and the Nasdaq Stock Market, respectively), the S&P 500 Index(R) (a broad-based index of 500 publicly traded companies), the S&P MidCap 400 Index(TM) (a broad-based index of 400 publicly traded middle capitalization companies), the Dow Jones Industrial Average(SM) (an index currently comprising 30 publicly traded large capitalization companies), or similar domestic or foreign measurement standards during the same period of time. In addition to all other sources of comparative information, comparative performance figures published by other funds or money managers may be included from time to time. Information may also be included regarding the aggregate amount of assets committed to index investing generally by various types of investors, such as pension funds and other institutional investors, which currently exceeds $300 billion.

       Information on the relative price performance of Nasdaq GOLD in relation to other securities and/or indices may be represented in the form of "correlation." Correlation is a standard measure of the degree of linear association between two price series, and ranges from minus one hundred percent (- 100%) (i.e., perfect negative linear association) to positive one hundred percent (100%) (i.e., perfect positive linear association).


       One important difference between Nasdaq GOLD and conventional mutual fund shares is that Nasdaq GOLD is available for purchase or sale on an intraday basis on the [Nasdaq Stock Market or Amex]. An investor who buys shares in a conventional mutual fund will usually buy or sell shares at a price at or related to the closing net asset value per share, as determined by the fund. In contrast, Nasdaq GOLD is not offered for purchase or redeemed for cash at a fixed relationship to closing NAV. Information may be presented to help investors evaluate potential advantages and disadvantages of Nasdaq GOLD relative to funds sold and redeemed at prices related to closing NAV.


       Information relating to the relative price performance of Nasdaq GOLD may be compared against a wide variety of investment categories and asset classes, including common stocks, small capitalization stocks, long and intermediate term corporate and government bonds, Treasury bills, the rate of inflation in the United States (based on the Consumer Price Index ("CPI"), and combinations of various capital markets. Historical returns of these and other capital markets in the United States may be provided by independent statistical studies and sources, such as those provided by Ibbotson Associates of Chicago, Illinois. The performance of these capital markets is based on the returns of different indices. Information may be presented using the performance of these and other capital markets to demonstrate general investment strategies. For example, the performance of Nasdaq GOLD may be compared to the performance of selected asset classes such as short-term U.S. Treasury bills, long-term U.S. Treasury bonds, long-term corporate bonds, mid-capitalization stocks, foreign stocks, and small capitalization stocks and may also be measured against the rate of inflation as set forth in well-known indices (such as the CPI). Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. Performance of Nasdaq GOLD may also be compared to that of other indices or compilations that may be developed and made available to the investing public in the future. Of course, such comparisons will only reflect past performance of Nasdaq GOLD and the investment categories, indices, or compilations chosen, and no guarantees can be made of future results regarding the performance of either Nasdaq GOLD or the asset classes chosen for such comparisons.


                          DIVIDEND REINVESTMENT SERVICE

       The Sponsor reserves the right in the future to make the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners through DTC Participants for reinvestment of their cash proceeds, if any. The Sponsor may choose to make the Service available within its discretion and without the consent of Beneficial Owners. Some or all DTC Participants may not elect to utilize the Service; therefore, if the Service is made available for Nasdaq GOLD, an interested Nasdaq GOLD investor may wish to contact his or her broker to ascertain the availability of the Service through such broker at such time. Interested Beneficial Owners should also note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and investors should ascertain from their broker such necessary details at the time when the Service is made available for Nasdaq GOLD.


       If and when the Service is utilized, the Trustee may use the cash proceeds of dividends received from all Beneficial Owners participating in reinvestment through the Service to obtain Index Securities necessary to create the requisite number of shares of Nasdaq GOLD at the close of business on each Nasdaq GOLD distribution date. Alternatively, the Trustee may choose to implement the reinvestment of dividends through other means (e.g., through trade executions for shares of Nasdaq GOLD on the open market). Any cash balance remaining after the requisite number of shares of Nasdaq GOLD have been created or otherwise acquired will be distributed, on a pro rata basis, to all Beneficial Owners who participated in the Service. Brokerage commissions, if any, incurred in obtaining the Index Securities necessary to create additional Nasdaq GOLD with the cash from the distributions, or in purchasing shares of Nasdaq GOLD on the open market, will be an expense of the Trust.


       Nasdaq GOLD acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as original ownership of Nasdaq GOLD. Distributions reinvested in additional shares of Nasdaq GOLD through the Service will nevertheless be taxable dividends to Beneficial Owners to the same extent as if received in cash.

                             ADDITIONAL INFORMATION

       A Registration Statement on Form S-6, including amendments thereto, relating to the Trust, of which this Prospectus forms a part, has been filed with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Trust, reference is made to such Registration Statement and the exhibits thereto. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Judiciary

Plaza, Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Midwest Regional Office located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. Such information is also available at the offices of the Sponsor c/o The Nasdaq Stock Market, Inc., 1735 K Street NW, Washington, DC 20006-1500.

                            GLOSSARY OF DEFINED TERMS
                                                                            Page
                                                                            ----

"10 Basis Point Limit".......................................................10
"1940 Act"...................................................................15
"Accumulation Period".........................................................7
"Adjustment Day".............................................................64
["Amex"]......................................................................1
"Annual Ranking Review"......................................................72
"Balancing Amount"...........................................................66
"Beneficial Owners"..........................................................53
"Business Day"...............................................................12
"Cash Component"..............................................................7
"Cash Redemption Amount".....................................................93
"Closing Time"...............................................................46
"Code".......................................................................13
"Commission"..................................................................6
"CPI".......................................................................123
"CPI-U"......................................................................19
"Creation Unit"...............................................................1
"Depository Agreement".......................................................54
"Depository".................................................................12
"Distributor"................................................................20
"Dividend Payment Date".....................................................103
"DTC"........................................................................12
"DTC Participants"...........................................................52
"ERISA"......................................................................14
"Evaluation Time".............................................................3
"Ex-Dividend Date"...........................................................16
"Global Security"............................................................52
"Income Net of Expense Amount"................................................7
"Index Securities"............................................................5
"Index".......................................................................1
"Indirect Participants"......................................................53
"Initial Date of Deposit".....................................................4
"IRA"........................................................................14
"Large Stocks"...............................................................75
"License Agreement"..........................................................77
"Mandatory Termination Date".................................................19
"Nasdaq"......................................................................1
"Nasdaq GOLD".................................................................1
"Nasdaq GOLD Clearing Process"................................................9
"Nasdaq GOLD Participant Agreement"..........................................49
"NAV Amount".................................................................65
"NSCC Business Day"..........................................................24

"NSCC"........................................................................6
"Participating Party".........................................................6
"Plans"......................................................................14
"Portfolio Deposit Amount"...................................................66
"Portfolio Deposit"...........................................................7
"Portfolio"..................................................................40
"Record Date"...............................................................102
"Request Day"................................................................65
"Securities Act".............................................................85
"Securities"..................................................................1
"Service"...................................................................124
"Small Stocks"...............................................................75
"Sponsor".....................................................................1
"Sponsor Indemnified Party".................................................115
"Termination Date"..........................................................111
"Transaction Fee".............................................................9
"Transmittal Date"...........................................................46
"Trust Agreement".............................................................6
"Trust".......................................................................1
"Trustee".....................................................................6
"Trustee Indemnified Party".................................................114

       NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATIONS NOT STATED IN IT, OR IN THE REGISTRATION STATEMENT AND EXHIBITS OF WHICH IT IS A PART, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE SPONSOR OR THE TRUSTEE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN IT IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

       THE TRUST IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. REGISTRATION DOES NOT IMPLY THAT THE TRUST OR SHARES OF NASDAQ GOLD HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.


-------------------

       Until _____________, 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                             NASDAQ GOLD(SM) TRUST
                                    SERIES 1
                             ----------------------

                                 NASDAQ GOLD(SM)

                                   ----------
                                   PROSPECTUS
                                   ----------

                                     SPONSOR

                               INVESTMENT PRODUCT
                                 SERVICES, INC.

                             ----------------------



                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
ESSENTIAL INFORMATION.........................................................2
PROSPECTUS SUMMARY............................................................5
SPECIAL CONSIDERATIONS AND RISK FACTORS......................................22
REPORT OF ERNST & YOUNG LLP, INDEPENDENT
      AUDITORS...............................................................36
STATEMENT OF FINANCIAL CONDITION.............................................37
SCHEDULE OF INVESTMENTS......................................................39
THE TRUST....................................................................40
THE PORTFOLIO................................................................56
THE INDEX....................................................................69
LICENSE AGREEMENT............................................................77
MARKETPLACE LISTING..........................................................79
TAX STATUS OF THE TRUST......................................................80
CONTINUOUS OFFERING OF NASDAQ GOLD...........................................85
EXPENSES OF THE TRUST........................................................87
REDEMPTION OF NASDAQ GOLD....................................................91
VALUATION...................................................................100
ADMINISTRATION OF THE TRUST.................................................101
RESIGNATION, REMOVAL AND LIABILITY..........................................112
SPONSOR.....................................................................116
TRUSTEE.....................................................................116
DEPOSITORY..................................................................116
LEGAL OPINION...............................................................117
INDEPENDENT AUDITORS AND FINANCIAL
      STATEMENTS............................................................117
INFORMATION AND COMPARISON RELATING TO
      TRUST, SECONDARY MARKET TRADING, NET
      ASSET SIZE, PERFORMANCE, AND TAX
      TREATMENT ............................................................117
DIVIDEND REINVESTMENT SERVICE...............................................124
ADDITIONAL INFORMATION......................................................125
GLOSSARY OF DEFINED TERMS...................................................127



                              ___________, 1998

          PART II - ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


                           UNDERTAKING TO FILE REPORTS

       Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulations of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

       The facing sheet.

       The cross-reference sheet.

       The prospectus.

       The undertaking to file reports.

       The signatures.

       The following exhibits:

       1. Ex. - 5.1 - Opinion of Jones, Day, Reavis & Pogue as to legality of securities being registered.*

       2. Ex. - 8.1 - Opinion of Jones, Day, Reavis & Pogue as to certain tax aspects of the Trust.*

       3.     Ex. - 23.1 - Consent of Ernst & Young LLP, Independent Auditors.*

       4.     Ex. - 23.2 - Consent of Jones, Day, Reavis & Pogue (included in
              Exhibit 5.1).


       5.     Ex. - 24.1 - Power of Attorney (previously filed).


       6.     Ex. - 27 - Financial Data Schedule*

       7. Ex. - 99.A(1)(a) - Standard Terms and Conditions of Trust between Investment Product Services, Inc., as Sponsor (the "Sponsor"), and The Bank of New York, as Trustee (the "Trustee").*

* To be supplied by amendment

       8. Ex. - 99.A(1)(b) - Trust Indenture and Agreement between the Sponsor and the Trustee.*

       9. Ex. -99.A(3) - Distribution Agreement among the Sponsor, the Trust, and the Distributor.*


       10.    Ex. -99.A6 - Certificate of Incorporation and By-Laws of the
              Sponsor.



      11. Ex. - 99.A9(a) - Depository Agreement between The Depository Trust Company, the Sponsor and the Trustee.*



       12. Ex. - 99.A9(b) - License Agreement among The Nasdaq Stock Market, Inc. and the Sponsor.*


       13. Ex. - 99.A9(c) - Form of Participant Agreement to be entered into among the Trustee, the Distributor and various broker-dealers, as participants.*


       FINANCIAL STATEMENTS


       l. Form of Statement of Financial Condition of the Trust as shown in the current Prospectus for this series herewith.


       2.     Financial Statements of Investment Product Services, Inc., the
              Sponsor.*











* To be supplied by amendment

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nasdaq GOLD(sm) Trust, Series 1, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the District of Columbia, on the 19th day of October, 1998.


                                      NASDAQ GOLD TRUST, SERIES 1
                                      ----------------------------
                                           (Name of Registrant)

                                      By:  INVESTMENT PRODUCT SERVICES, INC.
                                           ---------------------------------
                                           (Sponsor)



                                      By:  /s/ JOHN L.  JACOBS
                                           -------------------
                                           John L. Jacobs
                                           Executive Vice President

       Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed on behalf of Investment Product Services, Inc., the Sponsor, by the following persons who constitute a majority of its Board of Directors and by the named persons who are in the following capacities on the date above indicated.


INVESTMENT PRODUCT SERVICES, INC.



 J.  PATRICK CAMPBELL*                       Director, Chairman
------------------------------------
J. Patrick Campbell


 SALVATORE F.  SODANO*                       Director, Chief Operating Officer and
------------------------------------         Chief Financial Officer
Salvatore F. Sodano


 L.  BRIAN HOLLAND*                          Director, President and
------------------------------------         Chief Executive Officer
L.  Brian Holland


 /s/ JOHN L.  JACOBS                         Director, Executive Vice President
------------------------------------
John L. Jacobs


 DOUGLAS A.  PATTERSON*                      Director, Senior Vice President
------------------------------------         and Secretary
Douglas A. Patterson


 JAMES R.  ALLEN*                            Director, Senior Vice President
------------------------------------         and Treasurer
James R. Allen


 BETH E.  WEIMER*                            Director, Senior Vice President
------------------------------------
Beth E. Weimer




* By his signature below, John L. Jacobs, pursuant to a duly executed Power of Attorney filed with the Securities and Exchange Commission in connection with the Registration Statement on August 7, 1998, has signed this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of the persons whose signatures are printed above, in the capacities set forth opposite their respective names.



                                             By:  /s/ JOHN L. JACOBS
                                                  ---------------------------
                                                     John L. Jacobs
                                                     Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.                                        Title of Document
-----------                                        -----------------
      1.        Ex. - 5.1 - Opinion of Jones, Day, Reavis & Pogue as to legality of securities being registered.*

      2.        Ex. - 8.1 - Opinion of Jones, Day, Reavis & Pogue as to certain tax aspects of the
                Trust.*

      3.        Ex. - 23.1 - Consent of Ernst & Young LLP, Independent Auditors.*

      4.        Ex. - 23.2 - Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).

      5.        Ex. - 24.1 - Power of Attorney (previously filed).

      6.        Ex. - 27 - Financial Data Schedule*

      7.        Ex. - 99.A(1)(a) - Standard Terms and Conditions of Trust between Investment
                Product Services, Inc., as Sponsor (the "Sponsor"), and The Bank of New York,
                as Trustee (the "Trustee").*

      8.        Ex. - 99A(1)(b) - Trust Indenture and Agreement between the Sponsor and the
                Trustee.*

      9.        Ex. - 99.A(3) - Distribution Agreement among the Sponsor, the Trust, and the
                Distributor.*

      10.       Ex. - 99.A6 - Certificate of Incorporation and By-Laws of the Sponsor.

      11.       Ex. - 99.A9(a) - Depository Agreement between The Depository Trust Company, the Sponsor and the Trustee.*

      12.       Ex. - 99.A9(b) - License Agreement among The Nasdaq Stock Market, Inc. and the Sponsor.*

      13.       Ex. - 99.A9(c) - Form of Participant Agreement to be entered into among the
                Trustee, the Distributor and various broker-dealers, as participants.*


*To be supplied by amendment